SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Video Conference

In Portuguese with simultaneous translation into English

Thursday, August 8, 2024

10:00 am (New York)
11:00 am (Brasilia)
3:00 pm (London)

Click here to access the Zoom platform

Contact IR

ri@eletrobras.com

www.eletrobras.com.br/ri

The following quarterly interim financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the *International Accounting Standards Board* ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency ("ANEEL"), unless otherwise indicated.

 SUMMARY

1. Operating Result	6
1.1. Generation Segments	6
1.2. Trading Segment	9
1.3. Transmission Segment	11
2. Consolidated result | IFRS and regulatory	12
2.1. Operating Income	14
2.2. Other Income	20
2.3. Operating Costs and Expenses	21
2.4. Equity Holdings	25
2.5. EBITDA	26
2.6. Financial Results	27
2.7. Current and Deferred Taxes	28
3. Debt and receivables	30
3.1. Holding / Parent Company and Consolidated	30
4. Loans and Financing (Receivables)	32
4.1. Holding / Parent Company and Consolidated	32
4.2. RBSE	32
5. Investments	33
6. ESG	35
7. Cash Flow	36
8. Annexes	37
8.1. Annex 1 - Financial Statements	37
8.2. Annex 2 – Annual RAP Adjustment –2024/2025 cycle	44
8.3. Annex 3 - Compulsory Loan	49
8.4. Annex 4 - IFRS EBITDA	50
8.5. Annex 5 - IFRS vs. Regulatory Reconciliation	50

Earnings Release 1Q24 3

ELETROBRAS RELEASES RESULTS FOR THE 2ND QUARTER OF 2024

The operating and financial performance of Eletrobras in 2Q24 reinforces its leadership in power generation and transmission, showcasing the renewed investment capacity and a focus on cost efficiency.

Regulatory net operating revenue grew 9% to R$9.7 billion YoY, reflecting the increase in transmission revenue. Generation revenue excluding the effect of the sale of Candiota was mainly stable, with the growth in volume offsetting the drop in price.

Recurring regulatory EBITDA was R$6 billion, up R$484 million YoY.

The incorporation of Furnas, which was completed in early July, is a key step in simplifying the Company's structure, speeding up decision-making and increasing efficiency by unifying and standardizing processes, eliminating redundancies and rationalizing the use of funds. In 2Q24, Eletrobras recognized R$1.1 billion in deferred tax credits resulting from accumulated tax losses.

With an emphasis on financial discipline, operational efficiency and capital allocation, while undergoing a cultural transformation process, Eletrobras is moving forward to consolidate its position as the most sustainable generation and transmission company in Brazil focusing on clean energy.

INVESTMENTS

CAPEX of R$ 2 billion in 2Q24, up 43% YoY. Highlighting R$ 403 million invested in Coxilha Negra

In transmission, we are implementing 245 large-scale projects with an associated additional RAP of R$ 1.2 billion between 2024-2028

LIABILITY MANAGEMENT

Sequential reduction of R$ 0.7 billion in the inventory of compulsory loan provisions, which amounted to R$ 15.3 billion in 2Q24. Discounts totaled R$ 223 million

FINANCIAL DISCIPLINE

R$ 16.4 billion in funds raised, of which R$ 5.5 billion in debentures in Apr/24 and R$ 10.9 billion in Jun/24 from various instruments

STRUCTURING THE TRADING AREA

Evolution in trading:

- ACL: 551 clients in 2Q24 x 265 in 2Q23.
- End consumers: from 145 in 2Q23 to 432 in 2Q24
- A 6.5% sequential price increase reflected the greater allocation to the ACL with higher prices than the short-term market

CAPITAL ALLOCATION

Launch of new buyback program for the acquisition of up to 10% of outstanding ON and PNB shares with a term of 18 months

Conclusion of the secondary public offering of 93 million preferred shares in CTEEP

Signing of contract to sell the thermoelectric portfolio to Âmbar for R$4.7 billion, of which R$1.2 billion in *earnouts*

MAIN OPERATING AND FINANCIAL INDICATORS

Table 1 - Operating Highlights

	2Q24	2Q23	∆%	1Q24	∆%
Generation and Trading
Installed Generation Capacity (MW)	44,279	43,015	2.9	44,304	-0.1
Assured Energy (aMW)(1)	22,012	21,352	3.1	22,033	0.0
Net Generation (GWh)	41,681	39,648	5.1	44,521	-6.4
Energy Sold ACR (GWh)(2)	9.5	8.4	13.1	9.9	-4.0
Energy Sold ACL (GWh)(3)	15.9	11.8	34.7	13.6	16.9
Average ACR Price (R$/MWh)(4)	212.6	223.8	-5.0	216.16	-1.6
Average ACL Price (R$/MWh)	144.9	198.1	-26.9	153.76	-5.8
Transmission
Transmission lines (km)	66,549	66,776	-0.3	73,795	-9.8
RAP (R$ mm)	17,750	13,793	28.7	17,702	0.3

(1) Assured Energy (AE) reflects: (a) Ordinance GM/MME 544/21, which defined the revision of AE values of the plants that had their concession renewed due to capitalization (plants under the Quotas regime, Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes and Curuá-Una), with a significant reduction in AE as from 2023; (b) Ordinance GM/MME 709/22, with an Ordinary Review of the AE of hydroelectric plants as from 2023, affecting several Eletrobras plants; (c) increase in the AE of Santa Cruz TPP due to the closure of the Combined Cycle, as of ANEEL Order 481, of Feb 23, 2023, authorizing the start of commercial operation of a new generating unit at the plant; (d) exit of Candiota III TPP as of Jan/24; and (e) inclusion of SPEs that started being consolidated: HPPs Teles Pires (Sep/23), Baguari (Oct/23), Retiro Baixo (Nov/23) and Santo Antonio (Nov/23);

(2) Does not include quotas;

(3) Includes contracts under Law 13,182/2015;

(4) The figures shown are the Assured Energy of quotas in GWh.

Table 2 - Financial Highlights

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Financial Indicators
Gross Revenue	10,280	11,021	-6.7	10,571	-2.8	20,851	22,018	-5.3
Adjusted Gross Revenue	10,280	11,034	-6.8	10,571	-2.8	20,851	22,087	-5.6
Net Operating Revenue	8,395	9,246	-9.2	8,718	-3.7	17,114	18,455	-7.3
Adjusted Net Operating Revenue	8,395	9,259	-9.3	8,718	-3.7	17,114	18,525	-7.6
Regulatory Net Operating Revenue	9,735	8,925	9.1	9,700	0.4	19,435	17,825	9.0
EBITDA	4,430	6,592	-32.8	4,620	-4.1	9,050	11,482	-21.2
Adjusted EBITDA	4,204	5,476	-23.2	4,530	-7.2	8,734	11,052	-21.0
Regulatory EBITDA	6,235	6,599	-5.5	5,586	11.6	11,821	11,085	6.6
Recurring Regulatory EBITDA	6,010	5,483	9.6	5,496	9.4	11,505	10,655	8.0
EBITDA Margin (%)	52.8	71.3	-18.5pp	53.0	-0.2pp	52.9	62.2	-9.3pp
Adjusted EBITDA Margin (%)	50.1	59.1	-9.1pp	52.0	-1.9pp	51.0	59.7	-8.6pp
Return on Equity (ROE %)	3.9	1.4	2.5pp	3.8	0.1pp	3.9	1.4	2.5pp
Adjusted Gross Debt	72,034	57,398	25.5	60,947	18.2	72,034	57,398	25.5
Adjusted Net Debt	45,243	38,085	18.8	42,966	5.3	45,243	38,085	18.8
Adj Net Debt/Adjusted LTM EBITDA	2.7	2.0	30.7	2.4	13.2	2.7	2.0	30.7
Net Income	1,743	1,619	7.6	331	427.2	2,073	2,025	2.4
Adjusted Net Income	615	829	-25.8	447	37.6	1,063	2,600	-59.1
Investments	2,000	1,394	43.5	1,221	63.8	3,221	2,515	28.1

Earnings Release 1Q24 5

1.	Operating Result
1.1.	Generation Segments

Generation Assets

In 2Q24, we owned 99 plants, of which 47 were hydroelectric, 7 thermal, 43 wind and 1 solar, taking into account corporate ventures, shared ownership and holdings via SPEs.

Our total installed capacity reached 44,279 MW in 2Q24, which represents 22% of Brazil’s total installed capacity. Of this total, 97% are derived from clean sources, with low greenhouse gas emissions.

Table 3 - Generation Assets

Source	Installed Capacity (MW)	Assured Energy (aMW)	Accumulated Generated Energy (GWh)
Hydro (47 plants)	42,293.49	20,629.79	83,685.18
Thermal (7 plants)	1,270.23	1,058.60	2,120.54
Wind power (43 plants)	714.85	323.41	779.68
Solar (1 plant)	0.93	-	0.48
Total (99 plants)	44,279.49	22,011.79	86,585.89

System Data

In 2Q24, Brazil's installed capacity was 203,459.58 MW.

Graph 1 – Brazil’s Installed capacity - by source

Source: ANEEL’s Generation Information System - SIGA

Earnings Release 1Q24 6

Graph 2 - Generated Energy SIN - National Interconnected System (GWh)

Source: Operating Results 01/01 to 60/30/2024 - ONS

Power Generation

In 2Q24, the total amount of energy generated by Eletrobras grew by 5% compared to 2Q23.

Graph 3 - Eletrobras - Net Energy Generation (GWh)

System Data

Table 4 - PLD

		2Q24	2Q23	∆%	1Q24	∆%
Market	GSF (%)	99.19	94.03	5.5	90.26	9.9
	PLD SE (R$/MWh)	62.83	69.04	-9.0	61.13	2.8
	PLD S (R$/MWh)	62.83	69.04	-9.0	61.13	2.8
	NE PLD (R$/MWh)	62.83	69.04	-9.0	61.13	2.8
	PLD N (R$/MWh)	62.83	69.04	-9.0	61.13	2.8

Earnings Release 1Q24 7

Graph 4 - GSF (%)

Graph 5 - Historical Average of Affluent Natural Energy (ENA) - SIN (%)

After reaching historic highs in October 2023, the ENA reversed to values close to the historic low between December 2023 and early 2024. During 2Q24, ENA fluctuated between historical highs and lows, closing the quarter at 71%, close to the bottom of the 93-year historical range.

Graph 6 - Energy Stored in Reservoirs - SIN (%)

2024 has been low in terms of tributary flow, except for April and May, mainly due to precipitation in the southern region of the country. It is notable that June 2024 exhibited the fifth lowest performance for a June month over the 93-year history.

Earnings Release 1Q24 8

New Projects

Two projects are at the construction stage and will add around 330 MW to Eletrobras' installed capacity by 2024: the Coxilha Negra Wind Farm, with 302 MW, located in Rio Grande do Sul state, and the Casa Nova B wind farm, with 27 MW, in Bahia state.

At Coxilha Negra we highlight the completion of the assembly of 38 of the 72 wind turbines at the end of 2Q24. The plant began its test operation in February 2024 and is 86% of the way through its physical progress schedule.

At Casa Nova B, work continued to progress in 2Q24 with the construction of the Medium Voltage Network (RMT), which had completed the excavation, duct laying, cable laying and backfill phases. The Casa Nova B Project is the completion of a wind farm whose construction had been halted. After the resumption, at the end of 2Q24, the physical progress was 68.50%.

1.2.	Trading Segment

Energy Sold in 2Q24

Eletrobras companies sold 25.2 TWh of energy in 2Q24, a 25% increase on the 20.1 TWh traded in 2Q23. These volumes include energy sold from plants under the quota regime, renewed by Law 12,783/2013, as well as from plants under the operating regime (Free Market - ACL and Regulated Market - ACR).

Graph 7 - Energy Sold - ACL and ACR (TWh)

Graph 8 - Energy Sold - quotas (TWh)

Earnings Release 1Q24 9

ENERGY BALANCE

Table 5 - Energy Balance 2Q24 (aMW)

	2024	2025		2026		2027
Resources with no impact on the balance sheet (1)	1,192	1,192		1,192		946

Resources (A)	14,303	15,356		16,530		17,624
Own resources (2) (3) (4) (5)	12,894	14,166		15,430		16,605
Hydraulic	12,703	13,916		15,180		16,355
Wind	191	250		250		250
Energy Purchase	1,409	1,189		1,101		1,019
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Sales (B)	12,783	9,599	11,599	7,599	9,099	6,001	7.251
ACR - Except quotas	3,702	3,099		3,099		3,001
ACL - Bilateral Contracts + STM implemented (range)	9,081	6,500	8,500	4,500	6,000	3,000	4,250
Average prices Contracts signed
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	178	165	175	175	195	180	210
Balance (A - B)	1,520	5,757	3,757	8,931	7,431	11,623	10.373
Balance considering estimated hedge (8)	246	3,223	1,223	6,169	4,669	8,646	7,396
Decontracted energy considering estimated hedge (8)	2%	19%	7%	35%	26%	47%	40%

Contracts signed until 06/30/2024.

It should be noted that the balance sheet considers the SPEs consolidated by Furnas: Santo Antônio HPP (as of 3Q22), Baguari HPP and Retiro Baixo HPP (as of 4Q23), whether in terms of resources, sales or average prices. In the same way, it considers the SPE consolidated by Eletronorte: Teles Pires HPPs (from 4Q23).

1. The Independent Energy Producers (IEP) contracts resulting from the Amazonas Distribuidora de-verticalization process, the thermal plant availability contracts and the Assured Energy Quotas are not included in the balance sheet, whether in resources, requirements (sales) or average prices. These resources are presented in order to comprise the total resources considered.

2. Own Resources include the plants migrating from the quota regime to the independent production regime (new IEPs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For the hydroelectric projects, an estimate of GFIS2 was considered, i.e. the Assured Energy taking into account the Adjustment Factors due to Internal Losses, Losses in the Basic Grid and Availability as well as adjustments due to the particularities of the portfolio.

3. The revised Assured Energy values, as defined in Ministerial Order No. 709/GM/MME, of November 30, 2022, are taken into account.

4. The plants currently under the quota regime will be granted a new concession under the Independent Energy Producer (IEP) regime, gradually over a 5-year period starting in 2023 (“Decotization”). The Assured Energy values were defined in Ministerial Order GM/MME No. 544/21.

5. Taking into account the new concession grants from 2023 onwards for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Assured Energy values were defined in Ministerial Order GM/MME No. 544/21.

Table 6 - Assured Energy Quotas of Hydroelectric Power Plants (aMW)

	2024	2025	2026	2027
Assured Energy Quotas (6) (7)	3,939	2,626	1,313	-

6. This does not include the Assured Energy of the Jaguari HPP, of 12.7 aMW, whose concession is under provisional administration by Furnas.

7. Decotization will take place gradually over a 5-year period starting in 2023. The Assured Energy values considered from 2023 onwards were those defined in Ministerial Order GM/MME No. 544/21.

8. The figures show an estimate of the decontracted energy. The estimated amount for 2024 is 88.2%. For the other years, an average historical GSF value from 2018 to 2023 of 81.8% was used. Source: CCEE, obtained from the CCEE website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao (in Portuguese), under the MRE option in the panel. It should be noted that this is only an estimate, based on facts that occurred in the past. The graph with the historical GSF values is presented on the page 8 of this report.

Earnings Release 1Q24 10

1.3.	Transmission Segment

Transmission Lines

We ended 2Q24 with 66.5 thousand km of lines and 405 substations, of which 292 are our own substations and 113 are substations owned by third parties.

Table 7 - Transmission Lines (Km)

Company	Own	In Partnership (1)	Total
Chesf	22,043	1,831	23,873
Eletronorte	10,921	1,073	11,994
CGT Eletrosul	11,966	5	11,970
Furnas	21,619	4,345	25,965
Total	66,549	7,253	73,803

(1) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the project.

New Projects

245 large-scale transmission projects are being implemented (reinforcements, improvements and auction projects, including Nova Era Janapu), with an estimated CAPEX of R$7.8 billion and an associated additional RAP of R$1.2 billion between 2024-2028, which will add around 390 km of transmission lines and 4,549 MVA in substations. According to the ONS SGPMR system database, Eletrobras companies had a total of 10,288 small-scale events under implementation, of which 9,613 were small-scale improvements and 675 small-scale reinforcements.

Earnings Release 1Q24 11

2.	Consolidated result | IFRS and regulatory

Table 8 - Income Statement IFRS (R$ mm)

	2Q24			2Q23		1Q24		6M24	6M23
	IFRS	Adjustment	Adjusted	Adjusted	∆%	Adjusted	∆%	Adjusted	Adjusted	∆%
Generation	5,828	0	5,828	6,431	-9.4	5,933	-1.8	11,761	13,047	-9.9
Transmission	4,395	0	4,395	4,471	-1.7	4,559	-3.6	8,954	8,807	1.7
Others	57	0	57	132	-57.2	79	-28.7	136	233	-41.8
Gross Revenue	10,280	0	10,280	11,034	-6.8	10,571	-2.8	20,851	22,087	-5.6
(-) Deductions from Revenue	-1,884	0	-1,884	-1,775	6.2	-1,853	1.7	-3,737	-3,563	4.9
Net Revenue	8,395	0	8,395	9,259	-9.3	8,718	-3.7	17,114	18,525	-7.6
Energy resale, grid, fuel and construction	-3,046	0	-3,046	-2,602	17.1	-2,856	6.7	-5,903	-4,891	20.7
Personnel, Material, Services and Others	-1,629	53	-1,576	-1,867	-15.6	-1,594	-1.2	-3,170	-3,637	-12.8
Operating provisions	1	-270	-269	55	-590.1	-314	-14.3	-583	-84	590.4
Other income and expenses	8	-8	0	0	-	0	-	0	0	-
EBITDA, before Equity holdings	3,729	-225	3,504	4,845	-27.7	3,954	-11.4	7,458	9,912	-24.8
Equity holdings	700	0	700	631	11.0	576	21.6	1,276	1,140	12.0
EBITDA	4,430	-225	4,204	5,476	-23.2	4,530	-7.2	8,734	11,052	-21.0
D&A	-968	0	-968	-894	8.3	-997	-2.9	-1,965	-1,798	9.3
EBIT	3,462	-225	3,236	4,582	-29.4	3,533	-8.4	6,769	9,254	-26.9
Financial Result	-2,922	172	-2,750	-3,229	-14.8	-2,781	-1.1	-5,530	-5,683	-2.7
EBT	540	-53	487	1,353	-64.0	752	-35.3	1,239	3,571	-65.3
Income Tax and Social Contribution	1,203	-1,074	129	-524	-124.6	-305	-142.2	-176	-972	-81.9
Net Income	1,743	-1,127	615	829	-25.8	447	37.6	1,063	2,600	-59.1

Earnings Release 1Q24 12

Table 9 - Regulatory DRE (R$ mm)

	2Q24			2Q23		1Q24		6M24	6M23
	Regulatory	Adjustment	Adjusted	Adjusted	∆%A	Adjusted	∆%	Adjusted	Adjusted	∆%
Generation	6,310	0	6,310	6,431	-1.9	6,365	-0.9	12,675	13,047	-2.9
Transmission	5,254	0	5,254	4,150	26.6	5,110	2.8	10,364	8,176	26.8
Others	56	0	56	132	-57.9	78	-29.0	134	233	-42.5
Gross Revenue	11,620	0	11,620	10,713	8.5	11,553	0.6	23,173	21,456	8.0
(-) Deductions from Revenue	-1,884	0	-1,884	-1,775	6.2	-1,853	1.7	-3,737	-3,563	4.9
Net Revenue	9,735	0	9,735	8,938	8.9	9,700	0.4	19,435	17,894	8.6
Energy resale, grid, fuel and construction	-2,435	0	-2,435	-2,125	14.6	-2,390	1.9	-4,825	-4,195	15.0
Personnel, Material, Services and Others	-1,553	53	-1,500	-1,851	-19.0	-1,699	-11.7	-3,200	-3,622	-11.7
Operating provisions	-149	-270	-419	27	-1679.6	-561	-25.3	-981	-140	602.1
Other income and expenses	8	-8	0	0	-	0	-	0	0	-
EBITDA, before Equity holdings	5,606	-225	5,380	4,988	7.9	5,049	6.6	10,430	9,937	5.0
Equity holdings	629	0	629	495	27.1	446	41.1	1,076	718	49.8
EBITDA	6,235	-225	6,010	5,483	9.6	5,496	9.4	11,505	10,655	8.0
D&A	-1,450	0	-1,450	-1,308	10.9	-1,478	-1.9	-2,929	-2,662	10.0
EBIT	4,785	-225	4,559	4,175	9.2	4,017	13.5	8,576	7,992	7.3
Financial Results	-3,227	172	-3,055	-3,091	-1.1	-2,760	10.7	-5,815	-5,404	7.6
EBT	1,557	-53	1,504	1,084	38.7	1,258	19.6	2,762	2,589	6.7
Income Tax and Social Contribution	866	-1,074	-208	-465	-55.2	-370	-43.8	-578	-867	-33.3
Net Income	2,423	-1,127	1,296	619	109.2	887	46.1	2,183	1,722	26.8

(1) In 2Q24, the difference in regulatory versus IFRS generation revenue consists of the different treatment of Amazonas Energia's customer billing in the amount of R$482 million, without causing a difference in IFRS and Regulatory EBITDA.

Earnings Release 1Q24 13

2.1.       Operating Income

Generation

In 2Q24, recurring IFRS generation revenue was R$5,828 million, down R$603 million YoY. The two main reasons for this drop were the non-recognition of the revenue related to Amazonas Energia, of R$482 million, and the sale of TPP Candiota, which had contributed R$156 million to the 2Q23 revenue.

It is worth noting that on June 10, 2024, we signed the contract with Âmbar Energia for the sale of our thermoelectric portfolio for R$4.7 billion, being R$1.2 billion in earn-outs. In addition, Âmbar assumed immediate responsibility for the credit risk associated with the energy contracts included in this portfolio. Any amounts not received for the sale of thermal energy will be paid by Âmbar as a down payment and added to the sale price.

In July 2023, through Ordinance 448-P/GM/MME, the Ministry of Mines and Energy (MME) established a Working Group to evaluate and develop diagnostics and proposals for the concessions of the states of Rio de Janeiro (Ampla and Light) and Amazonas (Amazonas Energia). In February 2024, the Working Group published a report on the Amazonas concession, recommending several legislative measures, including the transfer of control of Amazonas Energia. The report concludes that selecting a new operator with the technical and economic-financial capabilities necessary for providing distribution services in an area as complex as the state of Amazonas is essential. It recognizes the need for a set of exceptional and temporary regulatory conditions to facilitate the change in control and seek the concession's sustainability in the medium term.

In this context, on June 13, 2024, PM 1.232/2024 was published, which provided legislative substance to the set of recommendations from the Working Group. One of the measures recommended by the Working Group and outlined in the PM concerns the option to convert bilateral energy supply contracts with Amazonas Energia into Reserve Energy Contracts, primarily aimed at reducing the over-contracting of the concessionaire. Eletrobras Eletronorte has already expressed its interest in this conversion, and we are monitoring and awaiting the regulation process by ANEEL.

Recurring regulatory revenue was R$6.310 billion, R$482 million higher than recurring IFRS generation revenue, since the revenue relating to Amazonas Energia was recorded and then fully provisioned.

Generation Revenue - by type of Contracting Environment

By excluding the construction portion and, most importantly, the eliminations effect from the recurring regulatory revenue, we arrive at the revenue from the sale of energy in all contracting environments of R$6,312 million in 2Q24, 2.6% lower YoY and in line on a sequential basis.

The 2.6% YoY reduction represents a loss of R$170 million in revenue, explained by the sale of TPP Candiota, which contributed R$156 million in 2Q23. Excluding this effect, revenue would have remained stable in the YoY comparison, as the 11.9% increase in volume was offset by the 10.8% drop in price.

Eletrobras' trading strategy began to show results in 2Q24. The 6.5% increase in price mainly reflected the improved allocation between contracting environments, favoring the free market with higher average prices than the short-term market, offsetting the 6.9% drop in volume, due to the typical seasonality of the dry season.

Earnings Release 1Q24 14

Table 10 - Generation Revenue by Contracting Environment (R$ mm)

Revenue Generation	Volume (aMW) (a)			Price (R$/MWh) (b)			Regulatory Revenue (c) = (a) x (b)
	2Q24	2Q24 x 2Q23	2Q24 x 1Q24	2Q24	2Q24 x 2Q23	2Q24 x 1Q24	2Q24	2Q24 x 2Q23	2Q24 x 1Q24
Regulated Market	3,992	15.9	-5.8	308.0	-9.1	3.8	2,685	5.3	-2.2
Free Market	7,240	34.0	14.8	146.4	-27.9	-5.5	2,314	-3.4	8.5
O&M (Quotas)	3,942	-25.0	0.0	92.7	4.3	1.4	798	-21.8	1.4
Short-term market (1)	3,708	23.7	-36.1	63.5	-19.3	14.7	514	-0.2	-26.6
Energy sale	18,882	10.4	-6.9	153.1	-11.8	6.5	6,312	-2.6	-0.8
Others (2)	-	-	-	-	-	-	-2	-97.4	107.6
Total	-	-	-	-	-	-	6,310	-1.7	-0.9
Recurring	-	-	-	-	-	-	6,310	-1.7	-0.9
Non-recurring	-	-	-	-	-	-	0	-	-

Revenue Generation	Regulatory Revenue (c)			Accounting adjustment (d) (3)			Accounting Revenue (e) = (c) + (d)
	2Q24	2Q23	1Q24	2Q24	2Q23	1Q24	2Q24	2Q23	2Q24 x 2Q23	1Q24	2Q24 x 1Q24
Regulated Market	2,685	2,550	2,744	-482	0	-432	2,203	2,550	-13.6	2,313	-4.7
Free Market	2,314	2,397	2,133	0	0	0	2,314	2,397	-3.4	2,133	8.5
O&M (Quotas)	798	1,020	787	0	0	0	798	1,020	-21.8	787	1.4
Short-term market (1)	514	515	701	0	0	0	514	515	-0.2	701	-26.6
Energy sales	6,312	6,482	6,366	-482	0	-432	5,830	6,482	-10.1	5,934	-1.8
Others (2)	-2	-65	-1	0	0	0	-2	-65	-97.4	-1	107.6
Total	6,310	6,417	6,365	-482	0	-432	5,828	6,417	-9.2	5,933	-1.8
Recurring	6,310	6,417	6,365	-482	0	-432	5,828	6,417	-9.2	5,933	-1.8
Non-recurring	0	0	0	0	0	0			-		-

(1) Short-term market: CCEE, which stands for Câmara de Comercialização de Energia Elétrica, is the Brazilian electric energy trading chamber

(2) Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales). Candiota's energy sales were held on the Regulated market (ACR), and around 50% of the volume sold (227 aMW) was energy purchased through Eletronorte on the free market. In 2Q23, Eletronorte's revenue from the sale of energy to Candiota was R$63 million, in the form of eliminations. Between 2Q23 and 2Q24, the energy volume sold by Eletronorte, excluding the effect of consolidating Teles Pires, rose by 17 aMW.

(3) Amazonas' revenues of R$432 million in 1Q24 and R$482 million in 2Q24 were not recognized as accounting revenue.

Regulated Market (ACR)

Regulatory revenue from generation in the Regulated Market (ACR) totaled R$2,685 million in 2Q24, up R$135 million YoY, mainly explained by: (a) R$155 million from the incorporation of Teles Pires which contributed with higher volumes, but with lower prices; (b) R$70 million due to the seasonality and price adjustment of ACR contracts at Furnas, with a higher allocation of energy in 2024 compared to 2023; and (c) R$76 million from the consolidation of Baguari and Retiro Baixo. These effects were partially offset by the sale of TPP Candiota, which reduced ACR revenues by R$178 million.

Free Market (ACL)

Regulatory revenue from generation in the Free Market (ACL) totaled R$2,314 million in 2Q24, down R$82 million compared to 2Q23, mainly explained by: (a) the R$156 million increase in Eletronorte's revenue, reflecting the effect of the R$100 million incorporation of Teles Pires; and (b) R$12 million at Furnas due to the increase in contracted energy, even with a reduction in the average sales price. The result was partially offset by a 36% reduction in sales price at Chesf, with a negative impact of R$125 million.

Earnings Release 1Q24 15

CCEE Revenue

CCEE (short-term market) revenue was R$514 million, in line with 2Q23, reflecting the higher volume of energy settled of 3,708 aMW, due to the effect of the gradual decotization of the plants (20% each year), which was offset by the 19.3% reduction in the average price compared to 2Q23.

Operation and Maintenance (O&M) Revenue - Plants Renewed by Law 12,783/2013

O&M revenues were R$798 million, down R$222 million YoY, mainly reflecting the decotization process, mitigated by the effects of the yearly adjustment of the Annual Generation Revenue - RAG, according to Homologatory Resolution s No. 3,068/2022 (2022-2023 cycle) and No. 3,225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

Table 10 below shows the breakdown of IFRS generation revenue in line with the financial statements.

Revenue from power supply for distribution companies is earned from clients who are not end consumers, such as distributors, traders and generators. Contracts are available in both the Regulated and Free markets. Revenues from power supply for end consumers are obtained directly from clients in the industrial and commercial segments, with contracts on the Free market only.

Table 11 - Gross Revenue 2Q24 (R$ mm)

	2Q24
	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total	Disposal	Consolidated IFRS
Power supply for distribution companies	2,031	116	1,386	193	3,726	-2	3,724
Power supply for end consumers	307	77	398	9	792	0	792
CCEE	48	207	258	1	514	0	514
O&M revenue	264	528	7	0	798	0	798
Generation Revenues	2,650	927	2,049	204	5,830	-2	5,828
Non-recurring items - Adjustments
Adjusted Generation Revenue	2,650	927	2,049	204	5,830	-2	5,828

Earnings Release 1Q24 16

Table 12 - Gross Revenue 2Q23 (R$ mm)

Gross Revenue	2Q23
	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total	Disposal	Consolidated IFRS
Power supply for distribution companies	1,788	138	1,705	370	4,001	-65	3,936
Power supply for end consumers	338	227	380	0	946	0	946
CCEE	66	84	363	1	515	0	515
O&M revenue	365	647	9	0	1,020	0	1,020
Generation Revenues	2,558	1,097	2,457	371	6,482	-65	6,417
Non-recurring items - Adjustments
(-) Reimbursement TPP Santa Rita/ Reaccountings retroactive to 2016 CCEE Furnas	13	0	-50	0	-36	0	-36
Adjusted Generation Revenue	2,571	1,097	2,407	371	6,446	-65	6,381

Transmission

Transmission revenues amounted to R$4,395 million in 2Q24, down 1.7% YoY, mainly due to increases of R$121 million and R$181 million in construction and O&M revenues, respectively, which were offset by a R$378 million reduction in contractual transmission revenues.

Earnings Release 1Q24 17

O&M revenue

O&M revenue was R$2,058 million in 2Q24, R$181 million higher than in 2Q23, reflecting the R$217 million increase in invoiced RAP already deducted from the variation in amortizations of contractual assets, partially offset by the R$45 million reduction in other accounting adjustments linked to the tariff review with an impact only on the 2022/2023 cycle. The consolidation of Triângulo Mineiro Transmissora and Vale de São Bartolomeu SPEs increased O&M revenue by R$26.1 million.

Construction Revenue

Construction revenue for the periods is directly related to the investments made, with the revenue from construction recorded in accordance with the evolution of the projects. Construction revenue totaled R$721 million in the quarter, up R$121 million from 2Q23, reflecting a larger number of investments in reinforcements and improvements added to the respective construction margins. Of particular note were the renewed concession contracts, totaling R$158.9 million, of which R$52.2 million at Furnas (contract 062/2001), R$15 million at CGT Eletrosul (contract 057/2001), R$72.7 million at Eletronorte (contract 058/2001) and R$19 million at Chesf (contract 061/2001).

Contractual Revenue

The contractual (financial) revenue is associated with the application of inflationary indices to the balances of the contract assets of each concession. The accumulated IPCA from Apr-Jun/2024 was 1.00%, while from Apr-Jun/2023 it was 1.56%. As for the IGP-M, the percentage varied from 0.73% to -2.73% over the same periods. These effects are due to the application of IFRS rules and differ from the regulatory revenue, which was adjusted in July 2023, according to Homologatory Resolution No. 3,216/23.

Contract revenue amounted to R$1,616 million, down 19% from 2Q23.

The impact on Eletrobras companies came from:

(a) Furnas: -R$156 million, mainly explained by the drop of R$151 million in monetary restatement;

(b) Chesf: -R$ 127 million, as a result of the negative effects of R$ 99 million and R$ 30 million from the monetary restatement and the financial income from the contract renewed by base variation, respectively;

(c) Eletronorte: -R$80 million, due to decreases of R$64.5 million and R$15.8 million in monetary restatement and financial revenue, respectively;

(d) CGT Eletrosul: -R$14 million, due to the negative effect of R$15 million in monetary restatement.

Table 13 - Transmission Operating Revenue (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Transmission Revenues	4,395	4,471	-1.7	4,559	-3.6	8,954	8,807	1.7
O&M revenue	2,058	1,877	9.7	1,899	8.4	3,957	3,630	9.0
Construction Revenue	721	600	20.2	586	23.1	1,306	883	47.9
Contractual Revenue	1,616	1,994	-19.0	2,074	-22.1	3,690	4,293	-14.0
Non-recurring items - Adjustments	0	0	-	0	-	0	0	-
Adjusted Transmission Operating Revenue	4,395	4,471	-1.7	4,559	-3.6	8,954	8,807	1.7

To review revenue by company, please refer to the financial statements on the IR website.

Earnings Release 1Q24 18

Regulatory Revenue

Regulatory transmission revenue was R$5,247 million, up 26.4% from 2Q23, mainly due to: (i) the R$915 million impact of the RBSE reprofiling; (ii) R$120 million monetary restatement by the indices set out in contract; and (iii) R$62 million in new investments, tariff revisions, adjustment installments and others. It should be noted that ANEEL has extended the approval of the result of the RAP Periodic Review of concession contracts 057/2001, 058/2001, 061/2001 and 062/2001 to 2024.

For additional information see item 8.2. Annex 2 - Annual RAP Adjustment - 2024/2025 cycle.

IFRS transmission revenue was R$4,396 million in 2Q24, 16% lower than regulatory revenue. This difference is explained by the increase in RAP related to the RBSE reprofiling, which is recognized in the regulatory method as the RAP is invoiced (cash), whereas in the IFRS method, it is already incorporated, as it is included in the balance of the contractual asset.

Table 14 - IFRS vs. Regulatory Revenue (R$ mm)

	2Q24			2Q23			Regulatory ∆%
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory
Furnas	1,727	469	2,196	1,706	-121	1,585	38.5
Chesf	1,255	330	1,585	1,397	-82	1,315	20.5
CGT Eletrosul	531	8	539	494	-49	445	21.1
Eletronorte	966	51	1,017	957	-69	888	14.5
Eliminations	-83	0	-83	-84	0	-84	-1.1
TOTAL	4,395	859	5,254	4,471	-321	4,150	26.6

Approved RAP x Regulatory Revenue 2Q24

Graph 9 below shows the reconciliation between approved RAP and regulatory revenue in 2Q24. Approved RAP corresponds to the RAP defined by ANEEL for the availability of transmission facilities under Eletrobras' responsibility for the 2023/2024 cycle, as well as the Approved Adjustment Portion established by ANEEL through Homologatory Resolution No. 3,216/2023, both prorated for the quarter.

The discount on the variable portion is associated with the unavailability of transmission facilities, as regulated by Module 4 of the transmission rules. The Division of Anticipation relates to the difference arising from the collection deficit or surplus in the calculation carried out by the ONS, considered in the Credit Notice issued by the ONS, being then offset through the Approved Adjustment Portion.

The CDE/Proinfa amounts refer to the energy development account and the incentive program for alternative sources of energy, considered in the Credit Notices issued by the ONS. The CDE Fund with PIS/Cofins taxes refers to the amounts not collected as a result of discounts on tariffs, which are offset through the Adjustment Portion. It should be noted that these revenues should be treated as pass throughs, given that the transmission companies are responsible for collecting these sector charges.

Earnings Release 1Q24 19

The portion associated with New Investments refers to the additional RAP for new facilities (large-scale reinforcements and improvements) in the basic grid, authorized with previously defined revenues, and which went into commercial operation during the 2023/2024 tariff cycle. The portion relating to the termination of the Transmission System Usage Contract (CUST) associated with the generation projects (36 EUST-Transmission System Usage Charges), according to supplementary Credit Notices issued by the ONS, considered as pass through, already includes the PIS/Cofins taxes. The PIS/Cofins amounts relate to invoices from the Basic Grid, Border Basic Grid and Other Transmission Facilities (DIT) Shared, according to Credit Notices issued by the ONS.

Graph 9 - Reconciliation of RAP and Transmission Revenue 2Q24 (R$ mm)

2.2.       Other Income

Other revenues totaled R$57 million in 2Q24, down 57.2% from 2Q23. The change was mainly due to the discontinuation of the National Electricity Conservation Program (Procel) at Eletrobras. Procel is a federal government program, the management of which was granted to ENBPar for collection purposes as of June/2023 onwards. In addition, there was a reduction in revenues from O&M contracts for telecommunications in the subsidiaries.

Table 15 - Other Operating Revenues (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Other income	57	132	-57.2	79	-28,7	136	233	-41.8

Earnings Release 1Q24 20

2.3.       Operating Costs and Expenses

Table 16 - Operating Costs and Expenses (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Energy purchased for resale	797	641	24.4	737	8.1	1,534	1,279	19.9
Charges on use of the electricity grid	999	812	23.0	972	2.8	1,970	1,622	21.5
Fuel for electricity production	464	488	-4.9	506	-8.2	970	930	4.3
Construction	787	656	19.9	642	22.5	1,428	1,054	35.5
Personnel, Material, Services and Others	1,629	2,420	-32.7	1,627	0.1	3,256	4,232	-23.1
Depreciation and Amortization	968	894	8.3	997	-2.9	1,965	1,798	9.3
Operating provisions	-1	-1,659	-99.9	196	-100.4	195	-943	-120.7
Costs and expenses	5,642	4,252	32.7	5,676	-0.6	11,318	9,972	13.5
Non-recurring events
(-) Non-recurring PMSO events	-53	-553	-90.4	-33	62.3	-86	-595	-85.6
(-) Non-recurring provisions	270	1,604	-83.2	118	127.8	388	1,028	-62.2
(-) Retroactive Calculation ICMS increase	0	6	-100.0	0	-	0	6	-100.0
Recurring Costs and Expenses	5,859	5,308	10.4	5,761	1.7	11,621	10,410	11.6

Energy purchased for resale

In 2Q24, energy purchased for resale totaled R$797 million, up by R$156 million YoY. This increase is mainly explained by: (a) R$80 million at Furnas, due to the entry of PPA contracts for incentivized energy and the registration of exposure at the CCEE of R$82 million, with no counterpart in 2Q23; (b) R$19 million increase due to the incorporation of Teles Pires by Eletronorte; and (c) R$9 million referring to the purchase of 24 MW at Chesf. On the other hand, there was a R$73 million reduction in energy purchased by Furnas compared to 2Q23.

Charges on use of the electricity grid

Charges on use of electricity grid totaled R$999 million in 2Q24, up by R$187 million YoY, mainly explained by (a) the increase in the Transmission System Usage Charge following ANEEL Homologatory Resolutions No. 3,066/2022 (2022-2023 cycle) and No. 3,217/2023 (2023-2024 cycle); and (b) the incorporation of Teles Pires into Eletronorte, adding R$107 million in grid usage charges.

Fuel for electricity production

Costs associated with the use of fuel to produce electricity totaled R$464 million in 2Q24, down R$24 million YoY, reflecting the R$91 million drop related to the sale of TPP Candiota and a R$35 million reduction in fuel consumption at Furnas. These effects were partially offset by a R$61 million increase at Eletronorte due to the higher volume of dispatches Outside the Order of Merit and Price (FOMP), which are not reimbursable by the CCC (Fuel Consumption Account).

Earnings Release 1Q24 21

Construction

Costs related to construction totaled R$787 million in 2Q24, up R$131 million YoY, with the highlights being: R$52.2 million at Furnas (concession agreement 062/2001), R$15 million at CGT Eletrosul (concession agreement 057/2001), R$72.7 million at Eletronorte (concession agreement 058/2001) and R$19 million at Chesf (concession agreement 061/2001).

PMSO - Personnel, Material, Services and Other

Personnel

Recurring personnel costs and expenses totaled R$923 million in 2Q24, down 15% from R$1,086 million recorded in 2Q23. The reduction in the workforce due to the Voluntary Dismissal Plans (VDP) contributed to savings of R$257 million in 2Q24, partially offset by R$79 million from new hires and R$25 million relating to the 4.18% readjustment as of May/2023 of the Collective Bargaining Agreement (ACT) 2022/2024. It is worth noting that the Personnel figure includes R$17 million in compensation allowances for salary readjustment, aligning Eletrobras' practices with those of the market.

Highlights include: (a) pro rata recognition of R$73 million as Profit Sharing (PLR) and Short-Term Incentive (ICP), which in 2023 were fully booked at the end of the year; (b) increased recognition of hours worked as investments, with a R$73 million reduction in personnel costs; (c) reclassification of expenses from the services and other, food ticket, daycare, foundation management and health plan lines to the personnel line, adding R$54 million; (d) reclassification of actuarial costs from the personnel line to provisions, with a reduction of R$35 million.

Non-recurring effects: VDP totaling R$11 million in the period.

Material

Recurring material costs and expenses totaled R$37 million in 2Q24, down 34% from R$56 million in 2Q23, explained by lower procurement of materials for maintenance in the period.

No non-recurring effects in the quarter.

Services

Recurring services costs and expenses totaled R$415 million in 2Q24, down 25% from R$555 million in 2Q23. The main highlights were: (a) a ˜R$60 million reduction in personnel services, reflecting, among others, the reclassification of benefits to the personnel line; and (b) a ˜R$23 million reduction in the cost of operational maintenance services.

Non-recurring effects: Commissions related to the compulsory loan totaling R$42 million in the period.

Others

Other recurring costs and expenses totaled R$200 million in 2Q24, an increase of 19% compared to the R$169 million recorded in 2Q23, mainly due to higher expenses with fines and court sentences of around R$39 million and the non-receipt of R$39 million in returns of CDE funds, which occurred in 2Q23. These effects were partially offset by lower expenses of R$21 million with bank guarantees and of R$19 million with taxes and charges.

No non-recurring effects in the quarter.

Earnings Release 1Q24 22

Table 17 - PMSO 2Q24 (R$ mm)

PMSO (R$ million)	2Q24
	Eletrobras	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	72	306	244	218	83	0	923	0	923
Voluntary Dismissal Plan (VDP) - Provision	0	15	6	-10	0	0	11	0	11
Material	0	10	6	22	-1	0	37	0	37
Services	139	112	87	84	36	1	457	0	457
Other	60	37	76	37	12	1	223	-22	200
PMSO	270	479	419	350	130	2	1,651	-22	1,629
Non-recurring events
Personnel: Incentive Plans (PAE, VDP)	0	-15	-6	10	0	0	-11	0	-11
Services Commissions relating to compulsory loan	-42	0	0	0	0	0	-42	0	-42
Recurring PMSO	228	465	413	360	130	2	1,598	-22	1,576

Table 18 - PMSO 2Q23 (R$ mm)

PMSO (R$ million)	2Q23
	Eletrobras	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	135	291	234	272	130	0	1,062	24	1,086
Voluntary Dismissal Plan (VDP) - Provision	40	125	99	176	67	0	508	0	508
Material	1	15	8	29	4	0	56	0	56
Services	143	196	93	113	64	1	610	0	610
Other	45	73	96	50	0	2	267	-106	160
PMSO	364	701	530	640	265	3	2,503	-83	2,420
Non-recurring events
Personnel: Incentive Plans (PAE, VDP)	-40	-125	-99	-176	-67	0	-507	-1	-508
Services: Consultancy costs associated with the Transformation Plan	-54	0	0	0	0	0	-54	0	-54
Other Legal costs (except labor claims)	0	0	0	0	9	0	9	0	9
Recurring PMSO	270	576	431	464	207	3	1,951	-84	1,867

Earnings Release 1Q24 23

Table 19 - PMSO IFRS (R$ mm)

	2Q24			2Q23		1Q24		6M24			6M23
	Total (a)	Non-recurring (b)	Recurring (c) = (a) - (b)	Recurring	∆%	Recurring	∆%	Total (a)	Non-recurring (b)	Recurring (c) = (a) - (b)	Recurring	∆%
Personnel	923	0	923	1,086	-15.0	945	-2.3	1,868	0	1,868	2,067	-9.6
VDP	11	-11	0	0	-	0	-	44	-44	0	0	-
Material	37	0	37	56	-34.2	46	-19.3	83	0	83	101	-17.7
Services	457	-42	415	555	-25.3	439	-5.3	896	-42	854	1,023	-16.5
Other	200	0	200	169	18.7	165	21.8	365	0	365	447	-18.3
Total	1,629	-53	1,576	1,867	-15.6	1,594	-1.2	3,256	-86	3,170	3,637	-12.8

Table 20 - Other Costs and Expenses (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Indemnization, losses and fines	128	75	70	34	281	161	181	-11
Insurance	27	21	32	25	10	52	46	15
Equity holdings	16	0	-	17	-3	33	3	914
Taxes	11	23	-55	26	-60	37	62	-41
Donations and contributions	10	53	-81	54	-81	64	101	-36
Rent	8	25	-68	13	-41	21	43	-50
Recovery of expenses	-6	-47	-87	-40	-84	-46	-62	-26
Others	7	10	-36	36	-82	43	89	-52
Total	200	160	25	165	22	365	462	-21

Operating Provisions

Table 21 - Operating Provisions (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Operating Provisions / Reversals
Provision/Reversal for Litigation	89	1,661	-94.6	139	-36.0	228	1,111	-79.5
Estimated losses on investments	-14	-30	-52.5	-15	-6.8	-29	-30	-1.5
Measurement at fair value of assets available for sale	41	0	-	0	-	41	0	-
Provision for the Implementation of Actions - Compulsory Loan	-17	-19	-9.7	-34	-50.2	-50	-40	24.3
ECL - Loans and financing	0	-9	-100.0	-4	-100.0	-4	-13	-66.9
ECL - Consumers and resellers	-43	68	-163.2	-132	-67.5	-175	11	-1,761.6
ECL - Other credits	-25	-3	675.9	-91	-72.7	-115	9	-1,402.9
Onerous contracts	45	0	-	39	16.0	83	0	-
Results of actuarial reports	-128	-55	131.1	-128	-0.1	-256	-195	31.3
Other	52	45	15.4	30	72.2	83	91	-8.9
Operating Provisions / Reversals	1	1,659	-99.9	-196	-100.4	-195	943	-120.7
Non-recurring items / Adjustments	-270	-1,604	-83.2	-118	127.8	-388	-1,028	-62.2
Provision for Litigation	-89	-1,661	-94.6	-139	-36.0	-228	-1,111	-79.5
Measurement at fair value of assets available for sale	-167	0	-	0	-	-167	0	-
Estimated losses on investments	14	30	-52.5	15	-6.8	29	30	-1.5
Provision for the Implementation of Actions - Compulsory Loan	17	19	-9.7	34	-50.2	50	40	24.3
ECL - Loans and financing	0	9	-100.0	4	-100.0	4	13	-66.9
Onerous contracts	-45	0	-	-39	16.0	-83	0	-
Impairment	0	0	-	6	-102.9	6	0	-
Adjusted Provisions/Reversals	-269	55	-590.1	-314	-14.3	-583	-84	590.4

Positive values in this table mean a reversal of provision.

Earnings Release 1Q24 24

▪	Provision for Litigation: went from a net reversal of R$1,661 million in 2Q23 to a reversal of R$ 89 million in 2Q24, mainly due to: (a) R$ 364 million reversal in the Parent Company in compulsory loan contingencies, due to a favorable economic result in the agreements, in the amount of R$ 220 million; (b) two reversals in Furnas, totaling R$ 170 million: (i) R$83 million due to an agreement signed and (ii) R$87 million due to a change in the outlook from probable to remote; (c) a provision of R$98 million relating to the labor case brought by an association of Furnas employees, which won at the Regional Labor Court of Rio de Janeiro - TRT-RJ and is awaiting appeals at the Superior Labor Court - TST, with probable risk and low probability of reversal of the decision; (d) a R$47 million provision due to a change in the outlook of 3 cases at Eletrosul.
▪	Onerous contracts: the main highlights were two reversals, of R$24 million at CGT Eletrosul and R$8 million at Furnas, following a reassessment of the amounts of onerous contracts.
▪	Measurement at fair value of assets available for sale: reversal of R$167 million relating to Santa Cruz and provision for loss of R$126 million on the sale of CTEEP stake.
▪	Estimated losses on investments: R$29 million reversal of receivables recorded by CTEEP and not recognized by Eletrobras.
▪	Estimated credit loss (ECL) - Consumers and resellers: reversal of R$68 million in 2Q23, due to the reversal of R$110 million related to Amazonas Energia's current energy supply, which did not occur in 2Q24. In addition, R$43 million in provision was recorded this quarter, with the highlight being the constitution of provision related to energy transmission in the amount of R$62 million. On the other hand, there was a reversal of R$19 million related to energy sales contracts, with the highlight being Eletronorte with R$13 million.
▪	Results of actuarial reports: provision of R$128 million relating to the interest cost and current service cost defined in the reports for the 2024 financial year, which are now recorded on an monthly basis, compared to prior periods when they were booked at the end of the year.

2.4.       Equity Holdings

Equity holdings major highlights were the contributions from Eletronuclear (R$200 million) and CTEEP (R$188 million). Norte Energia had a negative result of R$80 million, reflecting higher operating costs and expenses, lower financial results and lower revenues.

Table 22 – Equity Holdings (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	1S24	1S23	∆%
Highlights Affiliates
Eletronuclear	200	232	-13.7	103	94.1	303	201	50.5
CEB Lajeado	21	23	-10.0	-	-	21	23	-10.0
Cemar	50	56	-10.7	52	-3.2	102	54	88.8
CTEEP	188	247	-23.9	230	-18.3	413	510	-19.0
Emae	12	0	-	8	51.6	20	0	-
Lajeado	58	30	95.1	-	-	58	30	92.5
SPE highlights
Earnings Release 1Q24 25

IE Madeira	52	64	-19.1	65	-20.4	117	124	-5.3
BMTE	52	56	-7.3	55	-5.1	107	101	6.5
Chapecoense	32	48	-33.8	50	-36.3	82	92	-11.2
ESBR Jirau	5	1	295.5	36	-84.8	42	13	215.8
IE Garanhuns	22	18	16.8	20	7.8	41	35	17.1
Norte Energia	-80	-90	-11.1	-174	-53.9	-255	-151	68.7
Other Equivalents	89	-55	-262.7	132	-32.5	226	108	109.6
TOTAL Equity Holdings	700	631	11.0	577	21.4	1.276	1.140	12.0

2.5.       EBITDA

Adjusted IFRS EBITDA

Adjusted IFRS EBITDA amounted to R$4,204 million, down 23% YoY, reflecting the drop in revenue, the increase in generation costs, which combined with the higher deductions and provisions, more than offset the reduction in PMSO and the increase in equity income.

Table 23 - Adjusted IFRS EBITDA (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Net Revenue	8,395	9,259	-9.3	8,718	-3.7	17,114	18,525	-7.6
- Energy resale, grid charges, fuel	-3,046	-2,602	23.9	-2,856	9.3	-5,903	-4,891	29.0
- Personnel, Material, Services and Others	-1,576	-1,867	-21.8	-1,594	-1.6	-3,170	-3,637	-18.0
- Operating provisions	-269	55	-826.1	-314	-20.1	-583	-84	826.6
- Other income and expenses	0	0	-	0	-	0	0	-
+ Equity Holdings	700	631	15.4	576	30.2	1,276	1,140	16.8
Adjusted IFRS EBITDA	4,204	5,476	-23.2	4,530	-7.2	8,734	11,052	-21.0

The table with the construction of EBITDA in accordance with CVM Resolution 156 of 2022 can be found in Annex 4 of this document.

Adjusted Regulatory EBITDA

Table 24- Adjusted Regulatory EBITDA (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Net Revenue (1)	9,735	8,938	8.9	9,700	0.4	19,435	17,894	8.6
- Energy resale, grid, fuel and construction	-2,435	-2,125	14.6	-2,390	1.9	-4,825	-4,195	15.0
- Personnel, Material, Services and Others	-1,500	-1,851	-19.0	-1,699	-11.7	-3,200	-3,622	-11.7
- Operating provisions (1)	-419	27	-1,679.6	-561	-25.3	-981	-140	602.1
- Other income and expenses	0	0	-	0	-	0	0	-
+ Equity Holdings	629	495	27.1	446	41.1	1,076	718	49.8
Adjusted Regulatory EBITDA	6,010	5,483	9.6	5,496	9.4	11,505	10,655	8.0

(1) It recognizes the amounts of R$482 million in 2Q24 and R$432 million in 1Q24 relating to revenue from Amazonas Energia. Due to default, these balances are also fully recognized in operating provisions.

The 8.9% variation in the regulatory net revenue contributed R$791 million to the result, reflecting the R$1.104 million increase in transmission revenue. This was offset by a R$121 million drop in generation revenue and a R$77 million drop in other revenues, as well as by a R$109 million increase in expenses with taxes and sector charges. As a result, the rise in regulatory revenue was largely attributable to the impact of the RBSE reprofiling on the transmission segment. Conversely, in the generation segment, revenue remained largely stable when excluding the impact of the Candiota sale, with volume growth offset by lower prices.

Earnings Release 1Q24 26

In costs and expenses, there was a R$310 million increase in spending on energy purchased for resale, charges on the use of the grid, and purchase of fuel. These are costs related to generation and are subject to less management autonomy than PMSO, which saw a R$351 million decrease. Therefore, the contributions from these lines were offset by each other

In addition, there was a reversal in the provisions line, with net provisions of R$419 million in 2Q24 compared to net reversals of R$27 million in 2Q23. This resulted in a negative variation of R$446 million, partly offset by the equity income which grew by R$134 million.

As a result, adjusted regulatory EBITDA rose 10% or R$527 million YoY to R$6,010 million in 2Q24.

2.6.       Financial Results

Table 25 - Financial Result (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Financial Income	691	610	13.4	675	2.4	1,366	1,681	-18.7
Interest income, fines, commissions and fees	39	7	447.7	32	22.4	72	153	-53.0
Income from financial investments	546	522	4.7	574	-4.7	1,120	1,308	-14.3
Late payment surcharge on electricity	32	30	5.1	47	-32.3	79	87	-10.0
Other financial income	128	107	19.5	74	74.2	202	257	-21.5
(-) Taxes on financial income	-55	-57	-3.9	-51	6.1	-106	-123	-14.1
Financial Expenses	-2,498	-2,582	-3.3	-2,470	1.1	-4,968	-5,256	-5.5
Debt charges	-1,500	-1,690	-11.2	-1,625	-7.7	-3,125	-3,542	-11.8
CDE obligation charges	-613	-567	8.0	-610	0.5	-1,223	-1,121	9.1
River basin revitalization charges	-83	-87	-4.8	-85	-2.5	-168	-175	-4.2
Financial discount for anticipation - ENBpar	0	0	-	0	-	0	0	-
Other financial expenses	-302	-238	27.2	-151	100.6	-453	-419	8.2
Net Financial Items	-1,115	-1,587	-29.7	-1,192	-6.5	-2,308	-2,781	-17.0
Monetary changes	-190	-371	-48.8	-347	-45.2	-537	-765	-29.8
Exchange rate variations	5	28	-82.6	-2	-297.3	2	191	-98.8
Change in fair value of hedged debt net of derivative	-372	-467	-20.4	-191	94.7	-563	-467	20.6
Monetary updates - CDE	-367	-477	-23.0	-493	-25.6	-861	-1,081	-20.4
Monetary updates - river basins	-67	-98	-31.6	-87	-22.8	-154	-225	-31.7
Change in derivative financial instrument not linked to debt protection	-124	-201	-38.3	-72	72.2	-196	-434	-54.8
Financial Results	-2,922	-3,559	-17.9	-2,988	-2.2	-5,910	-6,356	-7.0
Adjustments
(-) Income from Discos + AIC	0	-4	-100.0	0	-	0	-40	-100.0
(-) Compulsory loan monetary restatement	172	334	-48.5	207	-16.9	379	712	-46.8
Adjusted Financial Result	-2,750	-3,229	-14.8	-2,781	-1.1	-5,530	-5,683	-2.7

In 2Q24, adjusted financial result was negative by R$2,750 million, compared to a negative result of R$3,229 million in 2Q23. The main variations in 2Q24 were:

▪	Lower debt charges, down from R$1,690 million in 2Q23 to R$1,500 million in 2Q24 due to the decrease in the CDI rate, in line with the Selic rate reduction (from 13.75% in 2Q23 to 10.75% in April-2024 and 10.50% in the remainder of 2Q24).

Earnings Release 1Q24 27

▪	Monetary restatement (Selic) on the contingency provision for compulsory loan fell from R$334 million in 2Q23 to R$172 million in 2Q24, due to the reduction in the provision inventory coupled with the Selic rate variation.
▪	CDE obligation charges and CDE monetary updates (IPCA financial expenses + charges on the outstanding balance of CDE obligations, the charge being 7.6% per year) amounted to R$980 million in 2Q24. Such obligations were established by Law 14,182/21 (Eletrobras’ Privatization), as one of the conditions for obtaining new power generation concession grants for another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
▪	River basin revitalization charges (a 5.67% charge), of R$83 million in 2Q24, and Monetary updates - river basins of R$67 million. These obligations were established by Law 14,182/21 (Eletrobras’ Privatization), as one of the conditions for obtaining the new concession grants for power generation for another another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
▪	Variations in derivatives: positive variation in derivatives amounting to R$77 million due to gains on derivatives at Eletronorte in 2Q24. These gains are influenced by several factors, including the variation in the volume of energy, macroeconomic indices (dollar and Selic), and the projected price of aluminum on the London Metal Exchange (LME). The LME price is used as a benchmark for the premium provided for in the contract with Albras. The result considered the average projection of aluminum on the LME for the next 6 months to be below the ceiling price stipulated in the contract and the previous projection.
▪	Other financial expenses: saw a R$65 million increase, related to the payment of R$163 million in PIS/Cofins taxes on the IOC paid by Furnas (9.25% on R$1.76 billion). This was partially offset by the recovery of R$93 million in expenses with late payment fines.
▪	Change in fair value of hedged debt net of derivative: In 2Q23, Eletrobras entered into a Cross-Currency Swap agreement with the objective of safeguarding bonds issued in light of potential exchange rate fluctuations. This strategy assumes a liability position in Brazilian reais and the change in value of the liability linked to the variable interest curve in reais (CDI). In the second quarter of 2024, there was a positive effect of R$173 million from this asset, which was partially offset by a negative amount of R$88 million linked to a new hedge contract initiated in June 2024.

Table 26 - CDE Charges and Projects - Law 14,182/2021 (R$ mm)

	2Q24
	Furnas	Chesf	Eletronorte	Total
Debt charges - CDE obligations	-176	-256	-360	-792
Debt charges - Revitalization of river basins	-22	-33	-57	-112
Passive monetary restatement - CDE obligations	-106	-154	-253	-512
Passive monetary restatement - Revitalization of river basins	-18	-27	-52	-96
Total CDE charges and Projects - Law 14,182/2021	-321	-470	-722	-1,513

2.7.       Current and Deferred Taxes

In June 2024, Eletrobras re-estimated its taxable profits in light of the scenario with the incorporation of Furnas, which was completed in July. This allowed the recognition of R$1.074 billion in tax credits originating from tax losses accumulated by Eletrobras.

Earnings Release 1Q24 28

During the same period, CGT Eletrosul reversed the amount of R$292.4 million, based on a change in the expectations regarding the conclusion the operations necessary to utilize the tax credit generated by the sale of TPP Candiota. Please refer to Note 11 in the June 2024 financial statements for further details.

Table 27 - Income Tax and Social Contribution (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Current income tax and social contribution	-473	-401	17.8	-22	2087.8	-494	-800	-38.2
Deferred income tax and social contribution	1,676	-122	-1,471.4	-283	-691.0	1,392	-172	-910.0
Income tax and social contribution Total	1,203	-524	-329.8	-305	-494.3	898	-972	-192.4
Adjustments	-	-	-	-	-	-	-	-
IOC / Tax Savings - Furnas and Eletronorte	0	0	-	0	-	0	0	-
Constitution of deferred taxes on tax losses/negative basis	-1,074	0	-	0	-	-1,074	0	-
Constitution of negative tax basis - SAESA	0	0	-	0	-	0	0	-
Adjusted income tax and social contribution	129	-524	-124.6	-305	-142.2	-176	-972	-81.9

Earnings Release 1Q24 29

3.	Debt and receivables

Gross debt reached R$71.9 billion in 2Q24, up by R$11.2 billion on a sequential basis and by R$15.2 billion YoY. During 2Q24, we raised R$16.4 billion, of which R$12.4 billion in capital market securities and R$4.0 billion in bank debt.

In 2Q24, considering new funding, amortizations of around R$4 billion and the 250 bps reduction in the basic interest rate (Selic), the average debt term was lengthened by around 3.5 months compared to 1Q24, resulting in an average cost of CDI + 0.9220% p.a. (CDI portion of debts), IPCA + 5.9485% (IPCA portion of debts) and 9.02% p.a. (other debts) at the end of the period.

The net debt/adjusted regulatory EBITDA ratio reached 1.95x in 2Q24. For covenant purposes the net debt/EBITDA ratio is 3.03x in 2Q24 and 2.49x in 2Q23.

In April, we carried out Eletrobras' first joint and coordinated issue with standardized instruments, which resulted in lower costs. We issued around R$5.5 billion in debentures: R$3 billion at Eletrobras, R$1 billion at Chesf, R$1 billion at Eletronorte and R$500 million at CGT Eletrosul at rates of CDI + 0.85% for 5 years, CDI + 1% for 7 years and IPCA + 6.3423% for 7 years for CGT and Eletronorte. Of the R$5.5 billion raised in April, around R$3.4 billion was used to repay debts in 2024.

In June, we carried out our second joint issue, of which R$4.9 billion in debentures at Chesf, R$2 billion in Commercial Notes and R$4 billion in bank debt at the Holding level at a cost of, respectively, IPCA + 6.7670% for 7 years, CDI + 0.75% and a cost ranging from CDI + 0.69% to 1.84%, both maturing in 2 years.

3.1.       Holding / Parent Company and Consolidated

Graph 10 - Loans and Financing Payable (R$ billion)

3.1.1.	Net Debt

Table 28 - Net Debt (R$ mm)

	06/30/2024	03/31/2024	12/31/2023
(+) Gross Debt	71,914	60,751	60,780
(+) Derivatives (foreign currency hedge) Net	120	196	658
(-) (Current Cash and Cash Equivalents + Securities)	26,167	17,327	18,967
(-) Financing receivable	624	654	628
(-) Net balance of Itaipu Financial Assets	-	-	80
Net Debt	45,243	42,966	41,763
Earnings Release 1Q24 30

Table 29 - Gross Debt Composition

Creditor	Index	Average cost (per year)	Total Balance (R$ million)	Share of Total (%)
Debentures and Commercial Notes	CDI	CDI + 0.85% to 2.20%	21,198	29.48
Debentures and Commercial Notes	IPCA	IPCA + 3.75% to 7.029	15,769	21.93
BNDES	TJLP, IPCA, Pre-fixed rate	IPCA + 5.38% to 6.41%; TJLP to TJLP + 3.28%	7,717	10.73
Banco do Brasil	CDI, IPCA, TJLP	TJLP + 1.89% to 2.13%, CDI + 2% up to 2.25%, IPCA + 6.56%	4,800	6.67
Caixa Econômica Federal	IPCA	IPCA + 6.56%	1,603	2.23
Bradesco	IPCA, CDI	IPCA + 6.56%; CDI + 2.09%	1,430	1.99
Banco do Nordeste do Brasil	IPCA, TFC	IPCA + 2.33% to 6.56%, 2.94% to 9.5%	1,418	1.97
Petrobras / Vibra Energia	Selic	Selic	873	1.21
Itaú	IPCA, CDI	IPCA + 6.56%; CDI + 2.28%	721	1.00
Other creditors	CDI, IPCA, TJLP, Pre-fixed rate	CDI + 1.60% to 2.49%, 122.84% CDI, 2.94% to 8.5%; TJLP + 5%	3,886	5.40
Foreign Currency - Bonds and other debts	USD	2.41% to 4.63%	12,286	17.08
Foreign currency - other debts	EUR	2.00% to 4.50%	215	0.30
TOTAL			71,914	100

* It should be noted that the Company has carried out exchange rate hedge operations for some of its foreign currency debts. Their respective equivalent rates (post hedge) linked to the CDI are shown below:

Bonds 2025 - 97.41% of CDI

Bonds 2030 - CDI + 1.70% p.a.

Citibank - CDI + 0.95% to 1.70% p.a.

** Exposure to BNDES only considers contracts of the BNDES Direto line of credit.

Earnings Release 1Q24 31

4.	Loans and Financing (Receivables)

4.1.       Holding / Parent Company and Consolidated

Graph 11 - Receivables (R$ billion)

Does not include ECL of R$3,989 million and current charge.

4.2.       RBSE

The RBSE RAP estimate of the Economic Component for the 2023-2028 tariff cycle, as outlined in our 4Q23 Earnings Release was defined based on the data published by ANEEL in the 2018 Periodic RAP Review. This portion of the revenue has been subject to public consultation in CP ANEEL 12/2024, with the aim of obtaining subsidies regarding the RAP Review of the Extended Transmission Concession Contracts in accordance with Law No. 12,783/2013, with review date of July 1, 2023. The result was published in ANEEL Homologatory Resolution No. 3,344 on July 9, 2024. For additional information, please see Item 8.2. Annex 2 - Annual RAP Adjustment - 2024/2025 cycle.

Based on this result, the net remuneration base (BRL) forecast for July/2027 is, on a preliminary basis, of approximately R$6.5 billion. However, this figure may change following analysis by the regulator due to the requests for reconsideration made by the transmission companies in light of the resolution.

It is worth noting that, in accordance with MME Ordinance 120/2016, the undepreciated values of the assets that comprise the RBSE Economic Component must constitute the companies' remuneration base. As long as there is an undepreciated asset base, revenue must be established for this portion. The closure of this process does not have a predefined deadline. It is worth noting that land and easements are not subject to depreciation.

RBSE Financial Component

In April 2023, ANEEL issued the Technical Note 085/2023, which addresses the comments on the calculations presented in the context of the payment of RBSE’s financial component in the Technical Note 085/2022-SGT/ANEEL. The Technical Note 085 revisited the requests for reconsideration, which were filed in the context of the financial component payment and RBSE reprofiling. The abovementioned document does not constitute a decision by ANEEL and therefore has no practical effect until the date of publication of this document, as it depends on a decision by ANEEL's collegiate body, and therefore it had no impact on Homologatory Resolution No. 3,216/2023, which established the RAPs for the 2023-2024 cycle nor on Homologatory Resolution No. 3,348/2024, which established the RAPs for the 2024-2025 cycle. The Company continues to monitor and act on the issue so that the assumptions, methodologies and calculations considered to date remain in force.

Earnings Release 1Q24 32

5.	Investments

Table 30 - Investments (R$ mm)

	2Q24	2Q23	∆%	1Q24	∆%	6M24	6M23	∆%
Generation Corporate	731	528	38	502	46	1,233	1,004	23
Implementation / Expansion	412	223	85	298	38	710	497	43
Maintenance	319	305	5	204	56	523	507	3
Transmission Corporate	668	721	-7	624	7	1,292	1,197	8
Expansion	22	46	-52	4	517	26	78	-67
Reinforcements and improvements	610	623	-2	599	2	1,209	1034	17
Maintenance	36	51	-30	22	63	58	86	-32
Infrastructure and Others	120	97	23	90	34	210	164	28
SPEs[1]	481	48	896	5	9,307	486	149	226
Generation - Contributions	478	27	1,690	0	-	478	56	755
Generation - Acquisition	0	0	-100	0	-	0	64	n.m.
Transmission - Contributions	3	21	-86	5	-41	8	29	-72
Transfer - Acquisition	0	0	-	0	-	0	0	-
Total	2,000	1,394	43	1,221	64	3,221	2,515	28

1 Capital contribution.

Earnings Release 1Q24 33

Generation

Investments in generation totaled R$731 million in 2Q24, with the main amounts spent on:

Table 31 – Investments in Generation (R$ mm)

2Q24
Maintenance	319
Eletronorte	78
CGT Eletrosul	3
Furnas	65
CHESF	160
SPEs	13
Expansion	412
Eletronorte	0,1
CGT Eletrosul	403
Furnas	5
CHESF	4
Total	731

▪	Expansion - Coxilha Negra Wind Farm, by Eletrosul, with investments of R$403 million
▪	Maintenance - Chesf invested R$160 million, especially in the replacement of equipment at Paulo Afonso IV and Sobradinho. Eletronorte invested R$77 million, especially in the Tucuruí and Mauá 3 plants. Furnas invested R$64 million in maintenance, especially in the Batalha, Manso, Marimbondo and Corumbá HPPs

Transmission

Investments in transmission totaled R$668 million in 2Q24, distributed among:

Table 32 – Investments in Transmission (R$ mm)

2Q24
Reinforcements and improvements	610
Eletronorte	170
CGT Eletrosul	74
Furnas	145
CHESF	220
SPEs	12
Maintenance	32
Eletronorte	6
CGT Eletrosul	5
Furnas	21
Telecommunications	4
Expansion	22
Eletronorte	5
CHESF	2
Holding	15
Total	668

▪	Eletronorte - R$121 million in large-scale reinforcements and improvements, for the replacement of capacitor banks at the Pres. Dutra, Colinas, Imperatriz and Marabá substations, replacement of SB compensation at the Marabá substation and the bar reactor at the Porto Velho collector substation, as well as R$49 million in small-scale improvements, especially the modernization of the Control and Supervision Protection System at Pres. Dutra and São Luís II substations and the busbar at the Ji-Paraná substation
▪	CGT Eletrosul - R$ 35 million in reinforcements and small-scale improvements in the expansion of Transmission at the Blumenau and Campos Novos substations
▪	Chesf - R$149 million in small-scale reinforcement and improvement projects in compliance with the improvement plan for substations and transmission lines, as well as the retrofit of the protection system at the Delmiro Gouveia, Messias, Jardim and Teresina substations
▪	Furnas - R$82 million in large-scale reinforcements and improvements to the Brasília Sul, Adianópolis 23R and Poços de Caldas 19R substations, as well as R$61 million in small-scale improvements to the Tijuco Preto, Adrianópolis 60P and Viana substations and the North-Northeast-Southeast Special Protection System (SEP)
Earnings Release 1Q24 34

6.	ESG

Table 33 - ESG KPIs 2Q24

Pillar	KPI	2Q24	2Q23	Variation
Prosperity	Investment in Technology and Innovation, amounts accrued in the year (R$ million)	247	247	0%
Planet	Accumulated Greenhouse Gas Emissions for the year (Scopes 1, 2 and 3) (tCO2e)	1,873,121[1]	2,590,329	-28%
People	Accident Frequency Rate - own employees (with leave)	0.48	2.66	-82.0%
	Women in the workforce (%)	20	18	2 p.p.
	Management positions held by women (%)	26	23	3 p.p.
Governance	Complaints answered on time (%)	98	89	9 p.p.

The figures presented are preliminary and unassured. They may be adjusted according to the processes of data calculation, verification and updating.

(1) Reduction in emissions was mainly due to the sale of TPP Candiota.

Earnings Release 1Q24 35

7.	Cash Flow

In 2Q24, funds generated by operating activities amounted to R$5,0 billion, an increase of R$ 1,6 billion compared to the R$3,4 billion recorded in 2Q23. Positive free cash flow totaled R$3,0 billion in 2Q24.

Cash generated in 2Q24 was allocated for: (a) service debt (R$2.2 billion), (b) investments (R$2.0 billion) and (c) pay litigation (R$1.2 billion).

Table 34 - Cash Flow (R$ bn)

	2Q24	2Q23	∆%
Adjusted Regulatory EBITDA, before Equity Holdings	5.4	5.0	7.9
EBITDA Adjustment	0.2	1.1	-79.8
Income Tax and Social Contribution	-0.6	-0.4	41.5
Working Capital	-0.1	-2.3	-96.3
Privatization Charges	-1.1	-0.6	93.3
Dividends Received	0.7	0.6	10.9
Operating Cash Flow	4.5	3.4	32.8
Investments*	-1.5	-1.1	29.7
Free Cash Flow	3.0	2.3	28.6
Debt Service	-2.2	-2.1	5.9
Litigation	-1.2	-1.0	16.9
Net Funding**	10.8	-0.6	-1.888.3
Receipt of Loans and Financial Charges	-0.3	0.7	-141.3
Dividends	-1.2	-0.8	52.7
Free Net Cash	8.9	-1.5	-688.6
Change in Restricted Cash (short and long term)	-0.3	-1.5	-81.9
Change in Financial Investments (long-term)	0.0	0.3	-108.4
Net Cash	8.6	-2.7	-420.6

* Excludes contributions to generation

**Net funding: raising debt, net of issuance costs.

Earnings Release 1Q24 36

8.	Annexes

Results by company in Excel, available soon on the Eletrobras IR website.

8.1.       Annex 1 - Financial Statements

Table 35 - Balance Sheet (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
ASSETS	06/30/2024	12/31/2023	06/30/2024	12/31/2023
CURRENT
Cash and cash equivalents	9,075,083	5,698,457	17,943,778	13,046,371
Restricted cash	193,477	250,060	356,799	572,869
Securities	2,660,017	2,477,747	8,223,439	5,920,171
Clients	-	-	5,067,129	5,210,482
Transmission contract assets	-	-	9,996,176	11,159,426
Financing, loans and debentures	626,648	1,099,798	20,179	367,741
Remuneration for equity holdings	1,311,971	2,358,819	425,566	871,558
Taxes and Contributions	849,655	893,865	1,407,938	1,274,969
Income tax and social contribution	377,231	554,421	2,701,518	2,932,258
Right to compensation	743,884	940,268	771,298	980,206
Warehouse	199	204	468,232	426,690
Derivative financial instruments	168,824	-	401,659	373,606
Others	751,134	414,679	1,635,852	1,698,824
	16,758,123	14,688,318	49,419,563	44,835,171

Assets held for sale	2,153,842	221,972	5,226,186	3,187,141
	18,911,965	14,910,290	54,645,749	48,022,312

NON-CURRENT
LONG-TERM ASSETS
Restricted cash	-	-	2,625,157	2,200,078
Right to compensation	1,023,327	1,332,167	1,064,447	1,385,479
Financing, loans and debentures	6,658,335	6,852,841	603,903	260,409
Clients	-	-	628,336	649,446
Securities	410,173	432,355	410,535	432,724
Taxes and Contributions	-	804,582	342,748	1,153,616
Deferred income tax and social contribution	2,396,227	-	8,843,075	6,725,087
Bonds and linked deposits	3,417,187	3,337,816	6,493,401	6,246,082
Transmission contractual assets	-	-	49,830,129	50,052,912
Derivative financial instruments	277,661	-	335,201	-
Other	1,366,459	1,495,993	1,128,186	1,053,164
	15,549,369	14,255,754	72,305,118	70,158,997

INVESTMENTS
Equity accounted	140,431,405	141,814,345	30,718,379	32,100,302
Held at fair value	961,381	1,046,762	1,016,010	1,104,381
	141,392,786	142,861,107	31,734,389	33,204,683

FIXED ASSETS	197,782	201,942	36,192,071	35,805,421

INTANGIBLE	156,350	129,890	78,879,289	79,866,241

	157,296,287	157,448,693	219,110,867	219,035,342

TOTAL ASSETS	176,208,252	172,358,983	273,756,616	267,057,654

Earnings Release 1Q24 37

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
LIABILITIES AND SHAREHOLDER’S EQUITY	06/30/2024	12/31/2023	06/30/2024	12/31/2023

CURRENT
Loans, financing and debentures	6,956,498	7,782,422	9,884,999	11,330,847
Compulsory loans - Agreements	1,352,869	896,746	1,352,869	896,746
Compulsory loans	1,332,162	1,257,291	1,332,162	1,257,291
Suppliers	85,059	155,989	1,664,506	2,963,867
Taxes and Contributions	238,328	241,541	844,387	992,887
Income tax and social contribution	-	-	38,577	29,675
Onerous contracts	-	-	184,677	120,660
Shareholder remuneration	31,110	1,110,416	35,006	1,154,836
Personnel obligations	167,855	213,767	986,796	1,634,933
Post-employment benefits	-	-	291,144	292,990
Provision for litigation	1,719,453	1,993,061	1,927,914	2,290,873
Sector charges	-	-	845,003	765,619
Obligations under Law 14,182/2021	-	-	2,760,220	2,161,176
Leasing	10,816	10,959	28,042	44,020
Derivative financial instruments	112,008	-	120,342	-
Others	17,162	89,312	710,609	948,907
	12,023,320	13,751,504	23,007,253	26,885,327

Liabilities associated with assets held for sale	-	-	198,725	274,464
	12,023,320	13,751,504	23,205,978	27,159,791

NON-CURRENT
Loans, financing and debentures	34,377,982	28,354,875	62,028,913	49,449,443
Provision for litigation	14,039,738	15,598,552	22,873,661	24,250,819
Post-employment benefits	892,388	859,753	5,423,767	5,293,808
Obligations under Law 14,182/2021	-	-	36,950,102	37,358,230
Onerous contracts	-	-	803,025	950,468
Leasing	19,538	24,972	149,369	172,727
Concessions payable - Use of public assets	-	-	563,075	566,172
Advances for future capital increases	103,378	98,252	103,378	98,252
Derivative financial instruments	-	645,302	-	657,514
Sector charges	-	-	386,001	432,341
Taxes and Contributions	-	-	476,645	574,781
Deferred income tax and social contribution	411,804	440,834	4,946,427	5,721,830
Others	245,778	251,567	1,616,149	1,906,834
	50,090,606	46,274,107	136,320,512	127,433,219

Earnings Release 1Q24 38

SHAREHOLDERS’ EQUITY
Share capital	70,099,826	70,099,826	70,099,826	70,099,826
Share issue costs	-108,186	-108,186	-108,186	-108,186
Capital Reserves and Granted Equity Instruments	13,897,884	13,889,339	13,897,884	13,889,339
Treasury shares	-2,110,286	-2,114,256	-2,110,286	-2,114,256
Profit reserves	37,536,594	37,536,595	37,536,594	37,536,595
Proposed additional dividend	-	216,114	-	216,114
Accumulated profit	2,076,210	-	2,076,210	-
Accumulated other comprehensive income (loss)	-7,274,735	-7,186,060	-7,274,735	-7,186,060
Amounts recognized in other comprehensive income classified as held for sale	-22,981	-	-22,981	-
Controlling shareholders	114,094,326	112,333,372	114,094,326	112,333,372

Non-controlling shareholders	-	-	135,800	131,272

TOTAL SHAREHOLDERS' EQUITY	114,094,326	112,333,372	114,230,126	112,464,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	176,208,252	172,358,983	273,756,616	267,057,654

Earnings Release 1Q24 39

Table 36 - Income Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
CONTINUING OPERATIONS

Net operating revenue	29,553	63,971	17,113,553	18,455,363

Operating costs	-57	-49	-9,161,982	-8,426,123

GROSS PROFIT	29,496	63,922	7,951,571	10,029,240

Operating expenses	-230,207	777,557	-2,156,038	-1,545,829

OPERATING RESULT BEFORE FINANCIAL RESULT	-200,711	841,479	5,795,533	8,483,411

FINANCIAL RESULT

Income from interest, fines, commissions and fees	491,206	354,993	71,699	152,704
Income from financial investments	379,511	350,925	1,120,166	1,307,627
Late payment surcharge on electricity	-	-	78,502	87,184
Other financial income	156,519	232,350	201,860	257,096
(-) Taxes on financial income	-67,431	-71,212	-106,030	-123,450
Financial income	959,805	867,056	1,366,197	1,681,161

Debt charges	-1,486,043	-1,155,549	-3,124,510	-3,541,514
CDE obligation charges	-	-	-1,222,589	-1,120,510
River basin revitalization charges	-	-	-168,008	-175,419
Other financial expenses	-257,049	-238,257	-452,965	-418,519
Financial expenses	-1,743,092	-1,393,806	-4,968,072	-5,255,962

Monetary updates – CDE		-	-860,650	-1,080,709
Monetary updates - river basins		-	-153,765	-225,285
Monetary updates	-514,453	-632,440	-536,765	-764,922
Exchange rate variations	28,478	115,434	2,377	190,581
Change in fair value of hedged debt net of derivative	-434,329	-466,996	-562,974	-466,996
Change in derivative financial instrument not linked to debt protection	-	-	-195,937	-433,901
Financial items, net	-920,304	-984,002	-2,307,714	-2,781,232

	-1,703,591	-1,510,752	-5,909,589	-6,356,033

PROFIT BEFORE EQUITY HOLDINGS	-1,904,302	-669,273	-114,056	2,127,378

Equity income	2,884,708	3,187,486	1,276,208	1,139,565

Other income and expenses	13,745	-12,963	13,179	61,534

OPERATING PROFIT BEFORE TAX	994,151	2,505,250	1,175,331	3,328,477

Earnings Release 1Q24 40

Current income tax and social contribution	-	608	-494,202	-799,734
Deferred income tax and social contribution	1,074,204	-	1,392,081	-171,862

NET INCOME FOR THE YEAR	2,068,355	2,173,844	2,073,210	2,024,867

Portion Attributed to Controlling Shareholders	2,068,355	2,173,844	2,068,355	2,173,844
Portion attributable to non-controlling shareholders	-	-	4,855	-148,977

EARNINGS PER SHARE

Earnings per share - basic (ON)	R$ 0.89	R$ 0.94	R$ 0.89	R$ 0.94
Earnings per share - basic (PN)	R$ 0.97	R$ 1.03	R$ 0.97	R$ 1.03
Earnings per share - diluted (ON)	R$ 0.87	R$ 0.93	R$ 0.87	R$ 0.93
Earnings per share - diluted (PN)	R$ 0.96	R$ 1.01	R$ 0.96	R$ 1.01

Earnings Release 1Q24 41

Table 37 - Cash Flow Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	06/30/2024	12/31/2023	06/30/2024	12/31/2023

OPERATING ACTIVITIES

Profit for the year before income tax and social contribution	994,151	2,505,250	1,175,331	3,328,477

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	8,358	6,725	1,964,812	1,797,589
Net exchange and monetary variations	485,975	517,006	1,548,803	1,880,335
Financial charges	615,326	449,631	3,323,243	3,377,112
Equity income	-2,884,708	-3,187,486	-1,276,208	-1,139,565
Other income and expenses	-13,745	12,963	-13,179	-61,534
Transmission revenues	-	-	-8,953,525	-8,806,713
Construction cost - transmission	-	-	1,428,308	1,054,158
Operating provisions (reversals)	-332,024	-1,388,151	194,785	-943,206
Result of hedged debt and derivatives	434,329	466,996	758,911	900,897
Other	332,029	80,987	503,859	-16,238
	-1,354,460	-3,041,329	-520,191	-1,957,165

(Additions)/decreases in operating assets
Clients	-	2,527	163,750	-153,163
Right to compensation	505,224	318,987	529,940	134,074
Others	-370,696	463,794	-302,072	583,056
	134,528	785,308	391,618	563,967
Additions/(decreases) in operating liabilities
Suppliers	-70,930	-87,982	-1,260,402	-788,678
Advances	-	-3,243	-	-49,500
Personnel obligations	-45,912	18,536	-648,136	-300,488
Sector charges	-	-	33,044	-12,762
Others	-48,517	-329,087	-717,198	-247,084
	-165,359	-401,776	-2,592,692	-1,398,512

Payment of financial charges	-1,945,272	-1,261,577	-3,690,811	-3,058,448
Receipt of RAP revenue	-	-	10,361,815	8,176,055
Receipt of remuneration from investments in equity holdings	2,781,535	2,134,590	821,509	619,039
Payment of litigation	-1,098,135	-1,397,634	-1,404,087	-1,496,157
Bonds and linked deposits	-71,056	-290,411	-65,441	-441,069
Payment of income tax and social contribution	-31,217	-141,261	-914,106	-1,019,898
Supplementary pension payments	-10,756	-9,718	-227,846	-290,050

Net cash provided by (used in) operating activities	-766,041	-1,118,558	3,335,099	3,026,239

FINANCING ACTIVITIES
Loans and financing obtained and debentures obtained	9,008,795	-	16,923,438	853,898
Payment of loans and financing and debentures - principal	-4,625,409	-1,175,327	-6,744,199	-3,238,480
Payment of remuneration to shareholders	-1,287,554	-863,403	-1,169,415	-768,615
Payment to dissenting shareholders - incorporation of shares	-	-212	-	-224,740
Share buybacks	-	-1,823,729	-	-1,823,729
Earnings Release 1Q24 42

Payment of CDE obligations and revitalization of basins – principal	-	-	-1,974,965	-1,433,737
Lease payments - principal	-8,413	-10,460	-30,891	-389,484
Others	-	-	-	-134,774

Net cash (used in) financing activities	3,087,419	-3,873,131	7,003,968	-7,159,661

INVESTMENT ACTIVITIES

Grant of advance for future capital increase	-8,051	-	-8,051	-
Receipt of loans and financing	678,486	1,262,647	5,882	749,945
Receipt of financial charges	497,343	503,290	27,560	145,618
Acquisition of fixed assets	-4,281	-605	-1,514,290	-1,306,144
Acquisition of intangible assets	-26,462	-15,652	-136,253	-48,021
Restricted cash	-	-	-531,138	-122,380
Financial (withdrawals)/contributions (securities)	-180,189	1,140,378	-2,106,401	4,793,909
Receipt of charges (securities)	107,222	377,506	281,420	725,271
Transmission infrastructure - contractual asset	-	-	-1,450,565	-1,037,778
Capital acquisition/contribution of equity holdings	-8,820	-2,108	-8,819	-121,110
Disposal of equity holdings	-	73,512	-	73,512
Others	-	-	-1,005	18,004

Net cash provided by (used in) investing activities	1,055,248	4,291,004	-5,441,660	4,822,862

Increase (decrease) in cash and cash equivalents	3,376,626	-700,685	4,897,407	689,440

Cash and cash equivalents at the beginning of the period	5,698,457	4,927,871	13,046,371	10,739,126
Cash and cash equivalents at the end of the period	9,075,083	4,227,186	17,943,778	11,428,566
	3,376,626	-700,685	4,897,407	689,440

Earnings Release 1Q24 43

8.2.       Annex 2 – Annual RAP Adjustment –2024/2025 cycle

Homologatory Resolution No. 3,348, published on July 18, 2024, incorporated the outcomes of all these processes and determined the adjustment of the Permitted Annual Revenue (RAP) for the 2024/2025 cycle. This adjustment applies to the transmission facilities managed by transmission concessionaires.

As a result, a RAP of R$16.9 billion was defined for the Eletrobras companies, at June 2024 prices, net of PIS/Cofins taxes and valid for the period between July 1, 2024 to June 30, 2025. This amount represents 35% of the total RAP of the National Interconnected System (SIN).

Graph 12 – RAP Eletrobras and Total RAP SIN

The defined amount does not include RAP portions related to the transmission concessions of Special Purpose Entities (SPEs) in which Eletrobras holds a stake.

In addition, the Resolution defined a total negative Adjustment Portion (PA) of R$1.5 billion, at Jun/24 prices for the Eletrobras companies for the 2024/2025 cycle, including the negative and positive retroactive effects of the Periodic Tariff Reviews - RTP 2023 and 2024 of extended and tendered contracts, as well as the annuity of RAP improvements, among others effects.

After applying the Adjustment Portion to the RAP, the total amount of revenue approved for the Transmission Concession Contracts of Eletrobras companies for the 2024/2025 cycle is R$15.4 billion, at Jun/24 prices.

Graph 13 – RAP Eletrobras and Total RAP SIN

Earnings Release 1Q24 44

To summarize, the result of the adjustment is mainly attributable to the following factors:

(i)	Monetary update for the 2024-2025 cycle, by the IPCA inflation index of 3.93% (extended and tendered contracts) or IGP-M inflation index of -0.34% (some tendered contracts), totaling +R$ 667 million
(ii)	Additional RAP for Reinforcements and Improvements (extended and tendered contracts) that went into commercial operation during the 2023-2024 cycle after the cut-off date for the RTPs 2023 and 2024, totaling +R$ 191 million, at Jun/24 prices
(iii)	Result of 2023 and 2024 RTPs for the tendered concession contracts, +R$ 33 million, at Jun/24 prices
(iv)	Additional RAP relating to the O&M of transmission facilities transferred from other agents over the 23-24 cycle, after the cut-off date of the 2023 and 2024 RTPs, +R$ 14 million, at Jun/24 prices
(v)	Result of the 2023 RTP for the extended concession contracts, -R$ 1.45 billion, at Jun/24 prices
(vi)	Reduction of the tendered contracts which provide for a RAP reduction from the 16th year of commercial operation, due to the "step profile", -R$ 33 million, at Jun/24 prices
(vii)	RAP Reduction related to deactivations during the 23/24 cycle, -R$ 30 million, at Jun/24 prices
(viii)	Other Adjustments totaling a RAP reduction of -R$90 million

The next section provides details of the main events on the regulatory agenda, the results of which served as input for the Homologatory Resolution No. 3,348/2024.

7.2.1 PERIODIC REVIEW OF 2023 RAP – EXTENDED CONCESSION CONTRACTS

Originally, the second Periodic Tariff Review (RTP) of the Permitted Annual Revenue (RAP) of the Transmission Concession Contracts extended under the terms of Law 12,783/2013 was scheduled to take place in 2023, with a review date scheduled for July 1, 2023. There are a total of 9 contracts in this category, 4 of which belonging to Eletrobras companies: contracts 057/2001, 058/2001, 061/2001 and 062/2001. The Period Tariff Review is held every 5 years and the next review will happen in 2028.

In Order No. 402/2023, ANEEL postponed the RTP for one year, from July 1, 2023 to July 1, 2024, with financial effects retroactive to July 1, 2023 to be offset by the Adjustment Portion (PA). The revision process was conducted as part of the Public Consultation No. 12/2024, the result of which was published on July 12, 2024 by means of the Homologatory Resolution No. 3,344.

As a result, the revised Total RAP for Eletrobras companies, excluding the RBSE financial components, went down to R$7.566 billion from R$8.960 billion, at Jun/2023 prices.

As can be seen in the next graphs, this result represented a 16% drop when compared to the current RAP according to Order No. 4,675/2023. It also reflects a 35% decrease in the portion associated with the shielded base and a 48% increase in the portion associated with the incremental base, which can be mainly explained by the recognition of small-scale improvements.

Earnings Release 1Q24 45

Graph 14 – Result of Public Consultation No. 12/2004 (R$ mm)

The RAP portion related to the regulatory operating costs was reviewed in ANEEL Public Consultation (PC) 31/2023, with the result published in Normative Resolution No. 1,082/2024. The goal was to improve the calculation procedures and methodologies, and to provide preliminary results for this portion for the 2023/2028 cycle for the RTP 2023. To this end, it identified the efficient level of costs for comparison between the transmission companies through a benchmarking process, considering the attributes of each concession company.

The next figure shows the evolution of the Eletrobras companies’ efficiency in RTP 2023, when compared to RTP 2018. We can see the improvement we had in efficiency reaching 94% in the RTP 2023, up by 30 percentage points compared to the RTP 2018. It is worth noting that the combined efficiency gain of the Eletrobras companies was higher than the market average studied by ANEEL.

Graph 15 – Result 2018 and 2023 RTP

Earnings Release 1Q24 46

The next graph shows the trajectory of efficient operating costs, also taking into account the effects of applying the X Factor.

Graph 16 – Extended contracts (R$ billion)

The productivity component of Factor X, defined by ANEEL as a result of Public Consultation No. 64/2021 at 0.812% per year (approved in Normative Resolution No. 1,022/2022), aims to capture the sector's expected annual productivity gains until the subsequent review. This factor will be applied in the 2024/2025 to 2027/2028 tariff cycles and will not be applied in the RTP year, i.e. the 2023/2024 cycle.

7.2.2 PERIODIC REVIEW OF 2023 RAP (SUPPLementary) and 2024 – tendered concession contracts

Tendered concession contracts also undergo adjustments via periodic review. These contracts have different rules and methodologies from those applied to contracts renewed under Law 12,783/2013. ANEEL set up the Public Consultation 11/2024 aiming to gather subsidies and additional information to improve the RAP of these contracts, with review dates in July 2023 and July 2024.

As a result of this process, on July 11, 2024, ANEEL published two Homologatory Resolutions: Homologatory Resolution No. 3,342, which approved the supplementary result of the Periodic Tariff Reviews of the 2023 RAP of the Transmission Concession Contracts 004/2008, 005/2008, 007/2008, 020/2012; and Homologatory Resolution No. 3,343, which approved the result of the Periodic Tariff Reviews of RAP 2024 of Concession Contracts 034/2001, 004/2004, 006/2005, 007/2005, 005/2006, 007/2006, 014/2008, 001/2009, 002/2009, 003/2009, 005/2009, 006/2009, 010/2009, 012/2009, 007/2014 and 008/2014. It should be noted that the regulator has postponed the review of the Reinforcements and Improvements of the Tendered Transmission Companies from July 1, 2023 to July 1, 2024.

Earnings Release 1Q24 47

RTP 2023 - RAP Review for Reinforcements and Improvements

Graph 17 – RAP Reinforcements and improvements (R$ million)

The 2023 RTP resulted in a nominal economic repositioning index (IRT) of +20.32%, with an increase in RAP of R$4 million. Two positive Adjustment Portions (PA) were also defined: (i) Retroactivity PA, in the amount of R$5.9 million, to be paid over the next 4 tariff cycles; and (ii) Postponement PA, in the amount of R$1.5 million (at Jun/23 prices), to be paid in the 2024/2025 cycle.

RTP 2024 - Review of RAP Offered in Auctions and RAP for Reinforcements and Improvements

Graph 18 – RAP Reinforcements and improvements (R$ million)

The revision of the RAP offered in auction generated a nominal economic repositioning index (IRT) of 4.36% and a RAP increase of R$ 22 million, while the RAP for reinforcements and improvements led to an IRT of 9.11% and a RAP increase of R$ 6 million. The main impacts on the revision of the RAP offered in auction are: (i) updating the cost of Third Party Capital, (ii) capturing R$70,000 of other revenues in favor of tariff modicity, and (iii) no reduction in the portion relating to O&M RAP in the period, given that the percentage of business efficiency gain applied in the periodic reviews between July/20 and June/25 will be 0.0% (ANEEL Normative Resolution No. 1,091/2024). Finally, a positive Retroactivity PA was established in the amount of R$21 million to be paid over the next 5 tariff cycles, at Jun/24 prices.

Earnings Release 1Q24 48

8.3.       Annex 3 - Compulsory Loan

In the context of the compulsory loan on electricity (ECE) lawsuits, which discuss the monetary restatement of book credits, the Company has been taking steps to mitigate the risks involved. These include strengthening strategic action in the legal defenses, seeking agreements with discounts, and pursuing full settlement of the respective lawsuits.

As a result of these negotiations, Eletrobras was able to reduce its provision inventory by R$727 million sequentially, to R$15.3 billion. This result is mainly due to the agreements reached, which enabled us to record a discount to the provision of R$223 million, with a positive effect directly on the P&L. We had a net reversal of R$144 million in provisions due to the revaluation of credits in the relevant lawsuits of the compulsory loan portfolio.

In the financial result, the monetary restatement fell from R$337 million in 2Q23 to
R$ 172 million in 2Q24, due to the reduction in the provision inventory, as mentioned above.

Since 3Q22, when negotiations began and the inventory of provisions for lawsuits involving book-entry compulsory loan credits was R$25.8 billion, the provisions inventory was reduced by R$10.5 billion, despite the accrued monetary restatement of R$1.9 billion between the periods, which is in line with the Company's strategy of reducing legal liabilities. The legal agreements reached led to the elimination of off-balance sheet risk amounting to R$6.9 billion, of which R$698 million is classified as possible while R$6.1 billion is classified as remote.

Graph 19 - Total inventory of compulsory loan provisions (R$ bn)

* Considering that Eletrobras has already entered into legal agreements with Creditors that are only awaiting approval for due payment, the amounts have been reclassified to liabilities.

Earnings Release 1Q24 49

8.4.       Annex 4 - IFRS EBITDA

Table 38 - Adjusted IFRS EBITDA (R$ Thousand)

	2T24	2T23	∆%	1T24	∆%	6M24	6M23	∆%
Results for the year	1.743	1.616	7,9	331	427,2	2.073	2.357	-12,0
+ Provision for Income Tax and Social Contribution	-1.203	524	-329,8	305	-494,3	-898	972	-192,4
+ Financial Result	2.922	3.559	-17,9	2.988	-2,2	5.910	6.356	-7,0
+ Amortization and Depreciation	968	894	8,3	997	-2,9	1.965	1.798	9,3
EBITDA	4.430	6.592	-32,8	4.620	-4,1	9.050	11.482	-21,2
Revenue Adjustments	0	13	-100,0	0	-	0	69	-100,0
Adjustments to Costs and Expenses	53	548	-90,3	33	62,3	86	590	-85,4
Adjustments Provisions	-270	-1.604	-83,2	-118	127,8	-388	-1.028	-62,2
Adjustments Other Income and Expenses	-8	-73	-88,5	-5	76,5	-13	-62	-78,6
Adjusted EBITDA	4.204	5.476	-23,2	4.530	-7,2	8.734	11.052	-21,0

8.5.       Annex 5 - IFRS vs. Regulatory Reconciliation

Table 39 - Reconciliation IFRS vs. Regulatory (R$ Thousand)

	CVM Result IFRS	Regulatory Result	Differences	CVM Result IFRS		Regulatory Result	Differences
	06/30/2024	06/30/2024		06/30/2024	'	06/30/2024

OPERATING REVENUES

Generation

Power supply for distribution companies	3,724,309	4,206,222	-481,913	3,936,185		3,936,185	-
Power supply for end consumers	791,539	791,539	-	945,667		945,667	-
CCEE revenue (short term market)	514,162	514,162	-	515,198		515,198	-
Operation and maintenance (O&M) revenue	798,120	798,120	-	1,020,436		1,020,436	-
Revenue from construction of Power Plants	-	-	-	-		-	-
Rate of return updates - Generation	-	-	-	-		-	-
Itaipu transfer	-	-	-	-		-	-

Transmission

Operation and maintenance revenue - Renewed Lines	-	-	-	-		-	-
Operation and maintenance revenue	2,058,014	2,058,014	-	1,876,885		1,714,600	162,285
Financial - Return on Investment - RBSE	-	-	-	-		-	-
Construction revenue	720,721	-	720,721	599,502		-	599,502
Contract revenue – Transmission	1,616,218	-	1,616,218	1,994,390		-	1,994,390
Transmission System Availability (Rap)	-	3,195,918	-3,195,918	-		2,435,214	-2,435,214

Other income	56,615	55,718	897	132,403		132,403	-

Deductions

(-) Sector charges	-642,001	-642,001	-	-601,401		-601,401	-
(-) ICMS	-232,603	-232,603	-	-266,628		-266,628	-
(-) PASEP and COFINS	-1,008,999	-1,008,999	-	-904,733		-904,733	-
(-) Other Deductions	-813	-813	-	-2,374		-2,374	-

Net operating revenue	8,395,282	9,735,277	-1,339,995	9,245,530		8,924,567	320,963
Earnings Release 1Q24 50

OPERATING COSTS

Personnel, Material and Services	-711,987	-711,728	-259	-893,750	-893,750	-
Energy purchased for resale	-796,852	-972,387	175,535	-640,620	-819,928	-179,308
Charges for use of the electricity grid	-998,760	-998,760	-	-811,734	-811,734	-
Fuel for electricity production	-464,250	-464,250	-	-488,125	-488,125	-
Construction	-786,502	-	-786,502	-655,959	0	655,959
Depreciation	-410,456	-894,712	484,256	-443,585	-840,409	-396,824
Amortization	-490,851	-491,237	386	-401,220	-399,186	2,034
Operating provisions/reversals	-	-	-	-	0	-
Other costs	-2,642	-2,718	76	-76,155	-15,613	60,542
Operating costs	-4,662,300	-4,535,792	-126,508	-4,411,148	-4,268,745	142,403

GROSS PROFIT	3,732,982	5,199,485	-1,466,503	4,834,382	4,655,822	178,560

OPERATING EXPENSES

Personnel, Material and Services	-705,651	-723,273	17,622	-858,531	-858,531	-
Voluntary Dismissal Program	-10,889	-10,889	-	-507,517	-507,517	-
Remuneration and compensation	0	0	-	0	0	-
Depreciation	-53,911	-51,511	-2,400	-41,814	-58,608	-16,794
Amortization	-12,883	-12,883	-	-7,586	-9,721	-2,135
Donations and contributions	-7,519	-7,519	-	-52,445	-52,445	-
Operating provisions/reversals	876	-149,319	150,195	1,658,940	1,630,573	28,367
Other expenses	-190,149	-97,346	-92,803	-31,526	-76,901	-45,375
Operating expenses	-980,126	-1,052,740	72,614	159,521	66,850	92,671

OPERATING RESULT BEFORE FINANCIAL RESULT	2,752,856	4,146,745	-1,393,889	4,993,903	4,722,672	271,231

FINANCIAL RESULT	-2,921,812	-3,227,219	305,407	-3,558,589	-3,420,487	138,102

PROFIT BEFORE EQUITY HOLDINGS	-168,956	919,526	-1,088,482	1,435,314	1,302,185	133,129

Equity income	700,246	629,417	70,829	630,739	495,320	135,419

Other income and expenses	8,412	8,412	-	72,991	72,991	-

OPERATING PROFIT BEFORE TAX	539,702	1,557,355	-1,017,653	2,139,044	1,870,496	268,548

Current income tax and social contribution	-472,600	-472,600	-	-401,321	-401,321	-
Deferred income tax and social contribution	1,675,574	1,338,614	336,960	-122,182	-63,606	58,576

NET INCOME FOR THE PERIOD	1,742,676	2,423,369	-680,693	1,615,541	1,405,569	209,972
Earnings Release 1Q24 51

Eletrobras

Investor Relations

ri@eletrobras.com

www.eletrobras.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.